As filed with the Securities and Exchange Commission on June 27, 2003
Registration No. 333-xxxxx

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

At Road, Inc.

(Exact name of registrant as specified in charter)

Delaware	94-3209170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

47200 Bayside Parkway

Fremont, CA 94538
510-668-1638
(Address, including registrant’s zip code, and telephone number, including area code, of principal executive offices)

Krish Panu

Chief Executive Officer
47200 Bayside Parkway
Fremont, CA 94538
510-668-1638
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark B. Weeks Amy Elizabeth Paye Venture Law Group A Professional Corporation 2775 Sand Hill Road Menlo Park, CA 94025 650-854-4488	Jeffrey D. Saper Jack Helfand Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, CA 94304-1050 650-493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered(1)	Price Per Unit(2)	Offering Price(2)	Registration Fee

Common Stock, par value $0.0001	7,475,000	$11.36	$84,878,625.00	$6,866.68

(1)	Includes 975,000 shares of Common Stock issuable upon exercise of the Underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on June 23, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

PRELIMINARY PROSPECTUS	June 27, 2003

6,500,000 Shares

Common Stock

We are offering 4,000,000 shares and the selling stockholders are offering 2,500,000 shares of our common stock. We will not receive any proceeds from the sale of any common shares sold by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “ARDI.” On June 26, 2003, the last reported sale price of our common stock was $11.73 per share.

Investing in our common stock involves risk. See “Risk factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 975,000 shares of common stock from certain of the selling stockholders at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $                    , and the total proceeds, before expenses, to selling stockholders will be $                    .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made in New York, New York on or about                     , 2003.

Joint Book-Running Managers

UBS Investment Bank	U.S. Bancorp Piper Jaffray

Needham & Company, Inc.	Raymond James

## @Road Mobile Resource Management (MRM) Platform

Global positioning system satellites
Wireless carrier networks
@Road data centers
Scheduling
Dispatching
Monitoring
Messaging
Delivery
Other services
@Road devices
Internet
Customer access methods

## Selected @Road Applications

## @Road Subscribers

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
35,000
66,000
90,000
12/31/00
12/31/01
12/31/02

Forward-looking statements
Prospectus summary
Risk factors
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Selected consolidated financial data
Management’s discussion and analysis of financial condition and results of operations
Business
Management
Principal and selling stockholders
Transactions with selling stockholders
Description of capital stock
Underwriting
Legal matters
Experts
Where you can find more information
Information incorporated by reference
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 5.1
EXHIBIT 23.1

________________________________________________________________________________

You should rely only on information contained in or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Forward-looking statements	i
Prospectus summary	1
Risk factors	5
Use of proceeds	15
Price range of common stock	16
Dividend policy	16
Capitalization	17
Selected consolidated financial data	18
Management’s discussion and analysis of financial condition and results of operations	20
Business	34
Management	46
Principal and selling stockholders	49
Transactions with selling stockholders	52
Description of capital stock	53
Underwriting	57
Legal matters	60
Experts	60
Where you can find more information	60
Information incorporated by reference	61
Index to consolidated financial statements	F-1

Forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully.

Unless the context otherwise requires, all references to “At Road,” “@Road,” “we,” “us” and “our” include At Road, Inc. and its subsidiary as a combined entity.

OUR BUSINESS

We are a leading provider of mobile resource management, or MRM, services, a rapidly growing category of business productivity solutions that enable effective management of mobile resources. To date, businesses have been focusing their investments primarily on enhancing the productivity of workers at their facilities and offices through enterprise resource planning, supply chain management and customer relationship management applications. MRM services allow customers to improve productivity by enabling the management of the activities of their mobile workers and assets and their goods and services.

Our GeoManager, RoadREPORT, RoadFORCE and ConnectBusiness MRM services provide location, reporting, dispatch, messaging and other management services and are designed to be cost-effective and easy to implement and use. Our customers can manage their mobile workers in several ways, including by logging onto our website, by receiving their data directly into their existing software applications, by using any wireline or wireless telephone to access our speech-to-text voice portal or by requesting information from our data centers using application programming interfaces.

We believe that customers who use our services find a variety of compelling benefits, such as:

▶	Improved productivity of mobile resources. Customers use our location, personalized mapping landmarks and path sequencing features to minimize the time spent completing work orders in the field.

▶	Decreased costs of operations of mobile resources. Customers use our two-way communications services for low-cost transmission of messages, completed business forms and signature verification.

▶	Improved efficiency of a customer’s overall operations. Customers use our services to capture timekeeping, workflow and inventory information in the field and import this information into payroll or customer invoicing systems.

▶	Improved responsiveness to our customers’ customers. Customers use our location and workflow information to update their customers about pending work orders or deliveries.

IDC has concluded that there is a significant market opportunity for companies providing advanced technology, including wireless solutions, to the growing number of mobile workers in U.S. corporations. IDC estimates that the number of U.S. mobile workers will grow from 92 million in 2001 to 105 million in 2006. Based on IDC’s 2002 estimates, we believe approximately 50 million of these mobile workers are working in functions that we currently target with our MRM services. To address this market opportunity, we provide an end-to-end MRM solution that integrates a number of complex technologies, including wireless communications, Global Positioning System, or GPS, technology, hosted software applications, transaction processing and Internet technologies. We currently provide our services in more than 200 of the top metropolitan statistical areas in the United States and Canada.

We believe that customers choose our services for a number of reasons, including:

▶	Minimum upfront investment. We offer multi-year subscription contracts that allow customers to pay us on a monthly basis and minimize up-front cash commitments, in contrast to expensive software and information technology infrastructure investments. In addition, we believe monthly payments accelerate a customer’s return on investment, which can lead to increased adoption of our services;

▶	Automatic data capture and processing. The functionality of our services allows customers to automatically capture previously unavailable data related to mobile resources and to translate it into meaningful business reports with which companies can make effective management decisions;

▶	Ease of integration. Our DirectData service and application programming interfaces allow our customers to easily integrate their data with existing software applications; and

▶	Operable on many wireless networks. Our services use open standards that enable our customers to use our services with a number of major wireless networks including AT&T Wireless, Cingular Wireless, Nextel, Sprint and Verizon Wireless in the United States and Bell Mobility and TELUS Mobility in Canada.

Our objective is to enhance our leadership position in the MRM market. To achieve this objective, our strategy includes the following key elements:

▶	Further penetrate vertical markets in which we have or are developing leading reference customers;

▶	Create new value-added services for our customers;

▶	Expand to provide our services internationally; and

▶	Acquire complementary businesses and technologies.

We market and sell our services to a broad range of customers in the United States and Canada that vary in size, geographic location and industry. Key vertical markets we target include telecommunications, field services, construction and facilities/waste management. In 2002, our largest customers based on revenues were Verizon Communications, Waste Management and MASCO Contractor Services. We have grown our subscriber base from approximately 35,000 as of December 31, 2000 to approximately 90,000 as of December 31, 2002.

OUR CORPORATE INFORMATION

At Road, Inc. was incorporated in California in July 1994, commenced operations in July 1996 and began to recognize revenues in June 1998. In September 2000, At Road, Inc. was reincorporated in the State of Delaware and changed its name from @Road, Inc. to At Road, Inc. Our address is 47200 Bayside Parkway, Fremont, California 94538, and our telephone number is (510) 668-1638. @Road, FleetASAP, iLM and iTM are our trademarks and are registered in the United States. LocationSmart is a trademark of ours registered in Canada. @Road and LocationSmart are trademarks of ours registered in the European Union. We have also applied for registration of our @Road trademark in Canada. GeoManager, RoadREPORT, RoadFORCE, ConnectBusiness, LocationSmart, Internet Location Manager and Internet Data Terminal are our worldwide trademarks and/or service marks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders. Our websites are located at www.road.com and www.atroad.com. The information contained on our websites is not part of this prospectus.

The offering

Common stock we are offering	4,000,000 shares

Common stock offered by selling stockholders	2,500,000 shares

Total	6,500,000

Common stock to be outstanding after the offering	52,657,006

Nasdaq National Market symbol	ARDI

Use of proceeds after expenses	We estimate that the net proceeds to @Road from the offering will be approximately $45.5 million, including the repayment to us of stockholder notes* and related interest receivable in the aggregate amount of approximately $1.8 million. We expect to use the proceeds for (1) capital expenditures, (2) working capital and (3) other general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses. However, we currently have no understanding or agreement relating to any such transaction.

*	We and our executive officers who are selling stockholders entered into these stockholder notes in connection with their purchase of common stock prior to the adoption of the Sarbanes-Oxley Act of 2002.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 16, 2003. The number of shares of common stock outstanding as of June 16, 2003 excludes:

▶	7,659,378 shares of common stock issuable upon exercise of stock options outstanding as of June 16, 2003 under our stock option plans, with a weighted average exercise price of $4.43 per share;

▶	3,802,838 shares of common stock available for future issuance under our stock option plans;

▶	726,319 shares of common stock available for future issuance under our employee stock purchase plan.

If the underwriters exercise in full their over-allotment option, certain of the selling stockholders have agreed to sell an aggregate of 975,000 additional shares of common stock. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary consolidated financial data

The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited historical consolidated financial statements, including introductory paragraphs and related notes to these financial statements, appearing elsewhere or incorporated by reference in this prospectus.

				Three months ended
	Years ended December 31,			March 31,
Consolidated statements of
operations data:	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Revenues:
Services	$7,919	$20,188	$33,678	$7,251	$10,603
Product	2,704	7,262	10,742	2,449	3,138

Total revenues	10,623	27,450	44,420	9,700	13,741

Costs and expenses:
Cost of service revenue	6,414	12,690	13,544	3,209	3,792
Cost of product revenue	7,865	13,523	16,946	3,954	4,637
Sales and marketing	15,512	17,267	10,746	2,998	2,597
Research and development	8,893	7,608	5,878	1,586	1,336
General and administrative	10,887	12,733	8,616	2,933	2,218
Restructuring charges	—	218	—	—	—
Intangibles amortization	1,239	1,656	1,670	414	424
Stock compensation	11,664	3,041	1,065	61	192

Total costs and expenses	62,474	68,736	58,465	15,155	15,196

Loss from operations	(51,851)	(41,286)	(14,045)	(5,455)	(1,455)

Other income (expense), net:
Interest income	3,243	2,662	964	245	152
Interest expense	—	(9)	(15)	(6)	(4)
Investment impairment charge	—	—	(1,035)	—	—
Other income (expense), net	(215)	(14)	(106)	6	4

Total other income (expense), net	3,028	2,639	(192)	245	152

Net loss	$(48,823)	$(38,647)	$(14,237)	$(5,210)	$(1,303)

Basic and diluted net loss per share	$(3.48)	$(0.88)	$(0.31)	$(0.12)	$(0.03)

Shares used in calculating basic and diluted net loss per share	14,026	43,892	46,134	45,287	47,577

The following table presents our summary consolidated balance sheet data as of March 31, 2003. The as adjusted data gives effect to the sale of 4,000,000 shares of common stock that we are offering under this prospectus at an assumed public offering price of $11.73 per share, the last reported sale price of our common stock on June 26, 2003, generating gross proceeds of $46.9 million. After deducting estimated underwriting discounts and commissions of $2.7 million, estimated offering expenses payable by us of $450,000, the offering will generate net proceeds of $45.5 million, including the repayment to us of stockholder notes and related interest receivable in the aggregate amount of approximately $1.7 million as of March 31, 2003.

	As of March 31, 2003

Consolidated balance sheet data:	Actual	As adjusted

	(in thousands)
Cash and cash equivalents	$36,988	$82,510
Working capital	45,494	91,016
Total assets	71,113	116,323
Total stockholders’ equity	49,345	94,554

Risk factors

Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our common stock. If any of the material risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR COMPANY AND BUSINESS

Our quarterly operating results are subject to fluctuations, and our stock price may decline if we do not meet the expectations of investors and analysts.

Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. These factors include, but are not limited to:

▶	changes in the market for mobile resource management solutions;

▶	delays in market acceptance or implementation by customers of our services;

▶	changes in length of sales cycles of or demand by our customers for existing and additional services;

▶	changes in the productivity of our distribution channels;

▶	introduction of new services by us or our competitors;

▶	changes in our pricing policies or those of our competitors or suppliers;

▶	changes in our mix of sources of revenues; and

▶	general economic and political conditions.

Our expense levels are based, in part, on our expectation of future revenues. Additionally, a substantial portion of our expenses is relatively fixed. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. We believe period-to-period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance. In some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result, the price of our common stock may fall.

We have historically incurred losses and these losses may increase in the future.

We have never been profitable. At March 31, 2003, we had an accumulated deficit of $119.2 million. To become profitable and sustain profitability, we will need to generate significant revenues to offset our cost of revenues and our sales and marketing, research and development and general and administrative expenses. We may not achieve or sustain our revenue or profit goals and our losses may increase in the future. To facilitate the sale of our services, we have sold and may sell our hardware below our costs. As a result, we have experienced, and may continue to experience, negative gross margins on the sale of our hardware. Changes such as increases in our pricing for products and services or the pricing of competing products and services may harm our ability to increase sales of our products and services to new and existing customers. If we are not able to expand our customer base and increase our revenue from new and existing customers, we may continue to be unprofitable.

Risk factors

Due to our limited operating history, it is difficult to predict future operating results or our stock price.

An evaluation of our business is difficult because we have a limited operating history. We commenced operations in July 1996 and commercially offered our first services in the second half of 1998. We may not achieve profitability or continue to grow. We face a number of risks encountered by companies in the mobile resource management market, including:

▶	our need to respond to technological change and introduce reliable and robust products and services that meet the demanding needs of customers;

▶	the uncertainty of market acceptance of our services;

▶	our need to expand and manage the expansion of our marketing, sales and support organizations, as well as our distribution channels;

▶	our ability to anticipate and respond to market competition;

▶	wireless networks, positioning systems and Internet infrastructure owned and controlled by others; and

▶	any need to migrate to new wireless networks, which could cause our products to be incompatible with new wireless networks or out of date.

We may not successfully address these risks, and our business strategy may not be successful.

If (i) pursuant to its announcement, AT&T Wireless ceases to operate its Cellular Digital Packet Data network in 2004, or our other wireless carriers decide to abandon or do not continue to expand their wireless networks, (ii) one or more of the agreements we have with wireless carriers is terminated and as a result we are unable to offer our services to our customers within the carriers’ coverage area, or (iii) our customers do not have access to sufficient capacity on reliable wireless networks, we may be unable to deliver our services, we may lose subscribers, and our revenues could decrease.

Currently our services function on General Packet Radio Services networks, Code Division Multiple Access 1XRTT networks, Integrated Digital Enhanced Networks and Cellular Digital Packet Data networks. These protocols cover only portions of the United States and Canada, and may not gain widespread market acceptance. If wireless carriers abandon these protocols in favor of other types of wireless technology, we may not be able to provide services to our customers. Beginning March 31, 2003, AT&T Wireless discontinued new sales of Cellular Digital Packet Data service. AT&T Wireless has also indicated that it expects to cease operating its Cellular Digital Packet Data network by June 30, 2004. If the termination of AT&T Wireless’ Cellular Digital Packet Data network disrupts our ability to deliver services to certain of our customers, our revenues would decrease and customer satisfaction would suffer. In addition, if wireless carriers do not expand their coverage areas, we will be unable to meet the needs of customers who wish to use some of our services outside the current coverage area.

Our existing agreements with wireless carriers may in some cases be terminated upon as little as 15 days’ written notice or immediately upon the occurrence of certain conditions. In connection with ceasing operation of its Cellular Digital Packet Data network, AT&T Wireless may seek to terminate or not to renew its contract for Cellular Digital Packet Data service with us. If one or more of our wireless carriers decides to terminate or not to renew its contract with us, we may incur additional costs relating to obtaining alternate coverage from another wireless carrier outside of its primary coverage area, or we may be unable to replace the coverage at all, causing a complete loss of services to our customers in that coverage area.

Risk factors

Furthermore, our ability to grow and achieve profitability depends on the ability of wireless carriers to provide sufficient network capacity, reliability and security to our customers. Even where wireless carriers provide coverage to entire metropolitan areas, there are occasional lapses in coverage, for example due to tunnels blocking the transmission of data to and from wireless modems used with our services. These effects could make our services less reliable and less useful, and customer satisfaction could suffer.

If we cannot deliver the features and functionality our customers demand, we will be unable to retain or attract new customers.

Our success depends upon our ability to determine the features and functionality our customers demand and to design and implement services that meet their needs in an efficient manner. We cannot assure you that we can successfully determine customer requirements or that our future services will adequately satisfy customer demands. In addition, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. If we cannot effectively deploy, maintain and enhance our services, our revenues may decrease, we may not be able to recover our costs and our competitive position may be harmed.

We have limited resources and may be unable to manage our anticipated growth in operations.

If we fail to develop and maintain our services as we experience rapid growth, demand for our services could decrease, which would result in a decrease in our revenues. Our development and expansion have placed, and will continue to place, significant strain on our managerial, operational and financial resources. Due to the limited deployment of our services, we are unable to assess our ability to grow the business and manage a substantially larger number of customers and additional services.

We depend on a limited number of third parties to manufacture and supply critical components for our products and services.

We rely on sole suppliers and manufacturers for a number of key components for these products and do not have long-term agreements with any of these suppliers or manufacturers. If these parties do not perform their obligations, or if they cease to manufacture and supply components critical for our products and services, we may be unable to find other suppliers or operate our business. We cannot be sure that alternative sources for key components used in our products, such as the Internet Location Manager and the Internet Data Terminal, will be available when needed, or if available, that these components will be available on commercially reasonable terms. Our sole suppliers and manufacturers of key components include:

▶	Orient Semiconductor Electronics, our sole manufacturer of Internet Location Managers; and

▶	Motorola, our sole supplier of wireless modems operable on Integrated Digital Enhanced Networks.

If our agreements with these or other suppliers and manufacturers are terminated or expire, if we are unable to obtain sufficient quantities of components critical for our products and services, if the quality of these components is inadequate, or if the terms for supply of these components become commercially unreasonable, our search for additional or alternate suppliers and manufacturers could result in significant delays, added expense and our inability to maintain or expand our subscriber base. Any of these events could require us to take unforeseen actions or devote additional resources to provide our products and services and could harm our ability to compete effectively.

Risk factors

We may establish alliances or acquire technologies or companies in the future, which could result in the dilution of our stockholders and disruption of our business, which could reduce our revenues.

We are continually evaluating business alliances and external investments in technologies related to our business. Acquisitions of companies, divisions of companies, businesses or products and strategic alliances entail numerous risks, any of which could materially harm our business in several ways, including:

▶	diversion of management’s attention from our core business objectives and other business concerns;

▶	failure to integrate the acquired company into our pre-existing business;

▶	potential loss of key employees from either our pre-existing business or the acquired business;

▶	dilution of our existing stockholders as a result of issuing equity securities; and

▶	assumption of liabilities of the acquired company.

Some or all of these problems may result from current or future alliances, acquisitions or investments. Furthermore, we may not realize any value from these alliances, acquisitions or investments.

We face competition from internal development teams of potential customers and from existing and potential competitors, which could limit our ability to acquire subscribers and could reduce our market share and revenues.

The market for our services is competitive and is expected to become even more competitive in the future. Our customers evaluate our services and those of our competitors primarily on the basis of the functionality, ease of use, quality, price, geographic coverage of services and corporate financial strength. As the demand by businesses for mobile resource management services increases, the quality, functionality and breadth of competing products and services will likely improve and new competitors will likely enter our market. In addition, the widespread adoption of industry standards may make it easier for new market entrants or existing competitors to improve their existing services, to offer some or all of the services we offer or may offer in the future, or to offer new services that we do not offer. We also do not know to what extent network infrastructure developers and wireless network operators will seek to provide integrated wireless communications, Global Positioning System, software applications, transaction processing and Internet solutions, including access devices developed internally or through captive suppliers. If we are unable to compete successfully, it may harm our business, which in turn may limit our ability to acquire or retain subscribers, resulting in a loss of market share and revenues. We face competition from a number of different business productivity solutions, including:

▶	solutions developed internally by our prospective customers’ information technology staffs;

▶	discrete means of communication with mobile workers, such as pagers, two-way radios, handheld devices and wireless telephones;

▶	solutions targeted at specific vertical markets, such as services offered by Qualcomm, that monitor assets in the long-haul transportation sector; and

▶	solutions offered by smaller market entrants.

Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

Risk factors

A disruption of our services due to accidental or intentional security breaches may harm our reputation, cause a loss of revenues and increase our expenses.

Unauthorized access, computer viruses and other accidental or intentional actions could disrupt our information systems or communications networks. We expect to incur significant costs to protect against the threat of security breaches and to alleviate problems caused by any breaches. Currently, the wireless transmission of our customers’ proprietary information is not protected by encryption technology. If a third party were to misappropriate our customers’ proprietary information, we could be subject to claims, litigation or other potential liabilities that could seriously harm our revenues and result in the loss of customers.

System or network failures could reduce our sales, increase costs or result in liability claims.

Any disruption to our services, information systems or communications networks or those of third parties could result in the inability of our customers to receive our services for an indeterminate period of time. Our operations depend upon our ability to maintain and protect our computer systems at our co-located data centers in Ashburn, Virginia and Redwood City, California, which is on or near earthquake fault zones. Our services may not function properly if our systems fail, or if there is an interruption in the supply of power, or if there is an earthquake, fire, flood or other natural disaster, or an act of war or terrorism. Within each of our data centers, we have fully redundant systems; however, in the event of a system or network failure, the process of shifting access to customer data from one data center to the other would be performed manually, and could result in a further disruption to our services. Any disruption to our services could cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

We depend on Global Positioning System technology owned and controlled by others. If we do not have continued access to GPS technology or satellites, we will be unable to deliver our services and revenues will decrease.

Our services rely on signals from Global Positioning System satellites built and maintained by the U.S. Department of Defense. GPS satellites and their ground support systems are subject to electronic and mechanical failures and sabotage. If one or more satellites malfunction, there could be a substantial delay before they are repaired or replaced, if at all, and our services may cease to function and customer satisfaction would suffer.

In addition, the U.S. government could decide not to continue to operate and maintain GPS satellites over a long period of time or to charge for the use of the Global Positioning System. Furthermore, because of ever-increasing commercial applications of the Global Positioning System and international political unrest, U.S. government agencies may become increasingly involved in the administration or the regulation of the use of GPS signals in the future. If factors such as the foregoing affect the Global Positioning System, for example by affecting the availability, quality, accuracy or pricing of GPS technology, our business will suffer.

Defects or errors in our services could result in the cancellation or delays of our services, which would damage our reputation and harm our financial condition.

We must develop our services quickly to keep pace with the rapidly changing MRM market. Products and services that address this market are likely to contain undetected errors or defects, especially when first introduced or when new versions are introduced. Our services may not be free from errors or defects, which could result in the cancellation or disruption of our services or dissatisfaction of customers. This would damage our reputation and result in lost revenues, diverted development resources, and increased service and warranty costs.

Risk factors

The reporting of inaccurate location-relevant information could cause the loss of customers and expose us to legal liability.

The accurate reporting of location-relevant information is critical to our customers’ businesses. If we fail to accurately report location-relevant information, we could lose customers, our reputation and ability to attract new customers could be harmed, and we could be exposed to legal liability. We may not have insurance adequate to cover losses we may incur as a result of these inaccuracies.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

Our success depends on our ability to protect our proprietary rights to the technologies used to implement and operate our services in the United States and in foreign countries. In the event that a third party breaches the confidentiality provisions or other obligations in one or more of our agreements or misappropriates or infringes on our intellectual property or the intellectual property licensed to us by third parties, our business would be seriously harmed. To protect our proprietary rights, we rely on a combination of trade secrets, confidentiality and other contractual provisions and agreements, and patent, copyright and trademark laws, which afford us only limited protection. Third parties may independently discover or invent competing technologies or reverse engineer our trade secrets, software or other technology. Furthermore, laws in some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Therefore, the measures we take to protect our proprietary rights may not be adequate.

Claims that we infringe third-party proprietary rights could result in significant expenses or restrictions on our ability to provide our services.

Third parties may claim that our current or future products or services infringe their proprietary rights or assert other claims against us. As the number of entrants into our market increases, the possibility of an intellectual property or other claim against us grows. Any intellectual property or other claim, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services, which would make our services less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties.

From time to time, we are or may be subject to litigation that could result in significant costs to us.

From time to time, we are or may be subject to litigation in the ordinary course of business relating to any number or type of claims, including claims for damages related to errors and malfunctions of our services or hardware platforms or their deployment. A securities, product liability or other claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation. Some of our agreements with our customers, suppliers and other third parties contain provisions designed to limit exposure to potential claims. Limitation of liability provisions contained in our agreements may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

Risk factors

Our success depends on our ability to maintain and expand our sales channels.

To increase our market awareness, customer base and revenues, we need to expand our direct and indirect sales operations. There is strong competition for qualified sales personnel, and we may not be able to attract and retain sufficient new sales personnel to expand our operations. New sales personnel require training and it takes time for them to achieve full productivity, if at all. In addition, we believe that our success is dependent on expansion of our indirect distribution channels, including our relationships with wireless carriers, independent sales agents and distribution partners. To date, we have relationships with wireless carriers, independent sales agents and a limited number of distribution partners. These sales channel partners require training in selling our products and services and it will take time for these partners to achieve productivity, if at all. We may not be able to establish relationships with additional distributors on a timely basis, or at all. Our distributors, many of which are not engaged with us on an exclusive basis, may not devote adequate resources to promoting and selling our services.

We depend on recruiting and retaining qualified personnel and our inability to do so may cause a loss in sales, impair our ability to effectively manage our operations or impair our ability to develop and support services and products.

Because of the technical nature of our services and the market in which we compete, our success depends on the continued services of our current executive officers and our ability to attract and retain qualified personnel with wireless communications, Global Positioning Systems, hosted software application, transaction processing and Internet expertise. Competitors and others have in the past, and may attempt in the future, to recruit our employees. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

Government regulations and standards could subject us to increased regulation, increase our costs of operations or reduce our opportunities to earn revenue.

In addition to regulations applicable to businesses in general, we may also be subject to direct regulation by U.S. governmental agencies, including the Federal Communications Commission and Department of Defense. These regulations may impose licensing requirements, privacy safeguards relating to certain subscriber information, or safety standards, for example with respect to human exposure to electromagnetic radiation and signal leakage. A number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, wireless communications and GPS technology, including on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as taxation on the use of wireless networks, intellectual property, libel, user privacy and property ownership will be applied to our services. The adoption of new laws or the application of existing laws may expose us to significant liabilities and additional operational requirements, which could decrease the demand for our services and increase our cost of doing business. Wireless carriers who supply us with airtime are subject to regulation by the Federal Communications Commission, and regulations that affect them could also increase our costs or limit the provision of our services.

Risk factors

Fluctuations in the value of foreign currencies could result in increased product costs and operating expenses.

We have suppliers and manufacturers that are located outside the United States. Some transactions relating to supply and development agreements may be conducted in currencies other than the U.S. dollar, and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange costs. In addition, some of our transactions denominated in U.S. dollars may be subject to currency exchange rate risk. We cannot predict the effect of exchange rate fluctuations on our future operating results. Should there be a sustained increase in average exchange rates for the local currencies in these countries, our suppliers and manufacturers may request a price increase at the end of the contract period.

Geopolitical, economic and military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States and India, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

RISKS RELATED TO OUR STOCK AND THIS OFFERING

Our stock price is volatile, which may cause you to lose money and could lead to costly litigation against us that could divert our resources.

Stock markets have recently experienced dramatic price and volume fluctuations, particularly for shares of technology companies. These fluctuations can be unrelated to the operating performance of these companies. Broad market fluctuations may reduce the market price of our common stock and cause you to lose some or all of your investment. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business and the mobile resource management services, the market price of our common stock may rise and fall in response to:

▶	quarterly variations in operating results;

▶	failure to achieve operating results anticipated by securities analysts and investors;

▶	changes in estimates of our financial performance or changes in recommendations by securities analysts;

▶	announcements of technological or competitive developments;

▶	the gain or loss of a significant customer or order;

▶	disposition of shares of our common stock held by large investors; and

▶	acquisitions or strategic alliances by us or our competitors.

When the market price of a company’s stock drops significantly, stockholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Risk factors

A limited number of stockholders own a significant percentage of our stock and may act, or prevent certain types of corporate actions, to the detriment of other stockholders.

Our directors, officers and greater than 5% stockholders own a significant percentage of our outstanding common stock. Accordingly, these stockholders may, if they act together, exercise significant influence over all matters requiring stockholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our stockholders.

Our management may spend or invest a substantial portion of the net proceeds of this offering in ways with which you might not agree.

We have broad discretion to determine the allocation of our net proceeds from this offering. You will not have an opportunity to evaluate the economic, financial or other information upon which we base our decisions on how to use these proceeds and, subject to certain exceptions, our management will be able to use and allocate the net proceeds without first obtaining stockholder approval.

Future sales of our common stock may hurt our stock price.

We, all of our officers and directors and the selling stockholders have agreed not to offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of our capital stock for a period of 90 days from the date of this prospectus. However, the underwriters may waive this restriction and allow us or them to sell shares at any time. Shares of common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act. If our stockholders sell substantial amounts of our common stock in the public market following the offering, the stock price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

We have entered into a registration rights agreement with certain of our stockholders. For a discussion of the registration rights agreement, see “Description of capital stock.” If any of these stockholders exercises its registration rights under this agreement to sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. As of the date of this prospectus, except for shares held by our affiliates, all of the shares subject to the registration rights agreement are eligible for sale in the public market under Rule 144 of the Securities Act without complying with the manner of sale, public information, volume limitation or notice provisions of such rule. Shares held by our affiliates that are subject to the registration rights agreement are eligible for sale in the public market under Rule 144 of the Securities Act in accordance with such provisions.

Risk factors

Our certificate of incorporation and bylaws and state law contain provisions that could discourage a takeover.

We have adopted a certificate of incorporation and bylaws, which in addition to state law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include the following:

▶	establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

▶	authorizing the board to issue preferred stock;

▶	prohibiting cumulative voting in the election of directors;

▶	limiting the persons who may call special meetings of stockholders;

▶	prohibiting stockholder action by written consent; and

▶	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We have adopted a certificate of incorporation that permits our board to issue shares of preferred stock without stockholder approval, which means that our board could issue shares with special voting rights or other provisions that could deter a takeover. In addition to delaying or preventing an acquisition, the issuance of a substantial number of shares of preferred stock could adversely affect the price of our common stock and dilute existing stockholders.

Use of proceeds

We estimate that the gross proceeds from the sale of the 4,000,000 shares of common stock that we are selling in this offering will be approximately $46.9 million, based on an assumed public offering price of $11.73 per share. We estimate that the net proceeds from the sale of the 4,000,000 shares of common stock that we are selling in this offering and from the repayment of approximately $1.8 million under stockholder notes and related interest receivable in connection with this offering will be approximately $45.5 million after deducting the estimated underwriting discounts and commissions of $2.7 million and estimated offering expenses payable by us of $450,000. We will not receive any proceeds from the sale of the 2,500,000 shares being sold by the selling stockholders or any proceeds from the sale of the 975,000 shares being sold by the selling stockholders if the underwriters exercise their over-allotment option in full.

The principal reason for this offering is to make available to us funds for capital expenditures, working capital and other general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses. However, we currently have no understanding or agreement related to any transaction.

Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

We do not currently have a specific plan with respect to the use of the net proceeds of this offering. As a result, our management will have broad discretion with respect to their use, and investors will be relying on the judgement of our management regarding the application of these proceeds. In addition, any investments, capital expenditures, cash acquisitions or other use of proceeds may not produce the anticipated results.

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol “ARDI.” The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low

Year ending December 31, 2001

First Quarter	$7.00	$1.69
Second Quarter	2.20	1.16
Third Quarter	2.55	1.80
Fourth Quarter	5.88	2.00

Year ending December 31, 2002

First Quarter	$8.45	$4.90
Second Quarter	8.12	6.17
Third Quarter	6.25	3.20
Fourth Quarter	5.99	3.85

Year ending December 31, 2003

First Quarter	$6.76	$4.34
Second Quarter (through June 26, 2003)	11.73	6.00

On June 26, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $11.73 per share. As of June 16, 2003, there were approximately 126 holders of record of our common stock, excluding those persons holding shares in street or nominee name.

Dividend policy

We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

Capitalization

The following table sets forth, as of March 31, 2003, our capitalization:

▶	on an actual basis; and

▶	on an as adjusted basis to give effect to the sale of the 4,000,000 shares offered by us in this offering.

For purposes of preparing this table, we have assumed a public offering price of $11.73 per share and we have:

▶	reduced the estimated net proceeds to us by the estimated underwriting discounts and commissions payable by us of $2.7 million and the estimated offering expenses payable by us of $450,000; and

▶	included the repayment to us of stockholder notes of approximately $1.4 million and related interest receivable of approximately $312,000.

This information should be read together with the sections of this prospectus entitled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included in this prospectus.

	As of March 31, 2003

	Actual	As adjusted

	(in thousands)
Cash and cash equivalents	$36,988	$82,510

Stockholders’ equity:
Preferred stock, $0.0001, 10,000,000 shares authorized; no shares issued and outstanding	$ —	$ —
Common stock, $0.0001, 250,000,000 shares authorized; 47,950,588 shares issued and outstanding on an actual basis; and 51,950,588 shares on an as adjusted basis	170,868	214,640
Deferred stock compensation	(294)	(294)
Notes receivable from stockholders	(2,042)	(605)
Accumulated deficit	(119,187)	(119,187)

Total stockholders’ equity	$49,345	$94,554

The table excludes:

▶	8,018,403 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2003 under our stock option plans, with a weighted average exercise price of $4.27 per share;

▶	3,864,532 shares of common stock available for future issuance under our stock option plans; and

▶	1,383,963 shares of common stock available for future issuance under our employee stock purchase plan.

Selected consolidated financial data

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus. The consolidated balance sheet data as of December 31, 2001 and 2002 and the consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 are derived from the consolidated financial statements that have been audited by Deloitte & Touche LLP, independent accountants, and which are included elsewhere or incorporated by reference in this prospectus. The consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the consolidated statement of operations data for the years ended December 31, 1998 and 1999 are derived from the consolidated financial statements, which are not included in this prospectus. The consolidated balance sheet data as of March 31, 2003 and the consolidated statements of operations data for the three months ended March 31, 2002 and 2003 are derived from unaudited consolidated financial statements included elsewhere or incorporated by reference in this prospectus. In the opinion of management, these unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. Historical results are not necessarily indicative of results to be expected in the future and the interim results for the three months ended March 31, 2003 are not necessarily indicative of results to be expected for 2003 or any future quarter.

						Three months ended
	Years ended December 31,					March 31,
Consolidated statements
of operations data:	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Revenues:
Services	$4	$612	$7,919	$20,188	$33,678	$7,251	$10,603
Product	64	294	2,704	7,262	10,742	2,449	3,138

Total revenues	68	906	10,623	27,450	44,420	9,700	13,741

Costs and expenses:
Cost of service revenue	27	681	6,414	12,690	13,544	3,209	3,792
Cost of product revenue	87	1,777	7,865	13,523	16,946	3,954	4,637
Sales and marketing	266	3,530	15,512	17,267	10,746	2,998	2,597
Research and development	731	2,109	8,893	7,608	5,878	1,586	1,336
General and administrative	457	2,129	10,887	12,733	8,616	2,933	2,218
Restructuring charges	—	—	—	218	—	—	—
Intangibles amortization	—	—	1,239	1,656	1,670	414	424
Stock compensation(*)	—	4,973	11,664	3,041	1,065	61	192

Total costs and expenses	1,568	15,199	62,474	68,736	58,465	15,155	15,196

Loss from operations	(1,500)	(14,293)	(51,851)	(41,286)	(14,045)	(5,455)	(1,455)

Other income (expense), net:
Interest income	90	829	3,243	2,662	964	245	152
Interest expense	—	(25)	—	(9)	(15)	(6)	(4)

Selected consolidated financial data

						Three months ended
	Years ended December 31,					March 31,
Consolidated statements
of operations data:	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Investment impairment charge	—	—	—	—	(1,035)	—	—
Other income (expense), net	—	—	(215)	(14)	(106)	(6)	4

Total other income (expense), net	90	804	3,028	2,639	(192)	245	152

Net loss	$(1,410)	$(13,489)	$(48,823)	$(38,647)	$(14,237)	$(5,210)	$(1,303)

Basic and diluted net loss per share	$(0.62)	$(4.88)	$(3.48)	$(0.88)	$(0.31)	$(0.12)	$(0.03)

Shares used in calculating basic and diluted net loss per share	2,287	2,763	14,026	43,892	46,134	45,287	47,577

(*) Stock compensation:
Cost of service revenue			$171	$82	$23	$2	$5
Cost of product revenue			479	194	96	31	10
Sales and marketing			1,691	(12)	72	17	5
Research and development			2,686	214	322	104	35
General and administrative			6,637	2,563	552	(93)	137

Total			$11,664	$3,041	$1,065	$61	$192

						As of
	As of December 31,					March 31,
Consolidated balance
sheet data:	1998	1999	2000	2001	2002	2003

	(in thousands)
Cash and cash equivalents	$5,356	$22,714	$69,280	$40,164	$35,659	$36,988
Working capital	5,599	38,758	82,172	51,300	45,771	45,494
Total assets	6,006	45,174	111,757	78,474	70,550	71,113
Total stockholders’ equity	5,788	40,608	94,766	60,411	50,167	49,345

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto which appear elsewhere or are incorporated by reference in this prospectus.

OVERVIEW

We are a leading provider of mobile resource management services, a rapidly growing category of business productivity solutions that enable the effective management of mobile resources. Our MRM services allow customers to improve productivity by enabling the effective management of the activities of their mobile workers and assets, and their goods and services. In addition, our services allow customers to increase the utility of their mobile resources and decrease costs of operations by facilitating business processes, such as event confirmation, signature verification, forms processing, project management and timekeeping while their workers are in the field. Our services also provide location, reporting, dispatch, messaging, and other management services and are designed to be easy to implement and use. Our customers can manage their mobile workers in several ways, including by logging onto our website, receiving their data directly into their existing software applications, using any wireline or wireless telephone to access our speech-to-text voice portal or requesting information from our data centers using application programming interfaces.

From July 1996 through June 1998, our operations consisted primarily of various start-up activities relating to our current business, including development of Global Positioning System technologies, recruiting personnel and raising capital. We did not recognize any revenues prior to June 1998, and our expenses consisted of research and development, sales and marketing and general and administrative expenses. In 1998, we expanded our strategy and redirected our focus to provide location-relevant and time-sensitive information services and solutions to companies managing mobile resources. In the second half of 1998, we introduced FleetASAP, now called GeoManager, a service that leverages existing infrastructure, including the Global Positioning System, wireless networks and the Internet along with integrated transaction processing and software applications, to enable companies to efficiently manage their mobile resources. Subsequent to the introduction of FleetASAP, we have introduced a number of additional services and features to our services, including RoadREPORT, RoadFORCE and ConnectBusiness.

Our services provide current and historical data relating to a customer’s mobile resources in a variety of formats, including activity reports, maps and completed business forms. We provide these formats in a standard configuration, and customers can configure certain elements and views themselves to help achieve compliance with their internal business rules. Customers can choose to have reports delivered on a pre-scheduled basis, or they can submit queries to our databases to create reports and views on demand. Customers can also download reports to manipulate and store data as desired. Mobile resource data is typically stored by us for 14 days, unless the customer purchases our extended data storage services.

Our services are enabled by the deployment of a device, which we call a platform, to each of the customer’s mobile resources. We call each mobile resource with a platform a “subscriber.” Our services operate with three independent platforms. First, a mobile worker can use our proprietary hardware device embedded with software that integrates a GPS receiver with a wireless modem. Second, a mobile worker can use our proprietary hardware device embedded with software and an integrated GPS receiver and which is tethered by cable to a wireless telephone. Each of these proprietary hardware devices is called an Internet Location Manager.

Management’s discussion and analysis of financial condition and results of operations

The Internet Location Manager is installed in a mobile worker’s vehicle. Installation in any type of vehicle typically takes less than an hour, and is completed by our subcontracted installation agents. Third, a mobile worker can use a location- or wireless application protocol-enabled mobile telephone installed with our software application.

These platforms send and receive a variety of information from time to time and on demand. Such data include location, velocity, time and operational diagnostics. These data are transmitted to our data centers using wireless networks and the Internet. If a wireless connection is not available, then the platform will store up to five days of captured data and seek to transmit the data when a wireless connection is available.

Since 1998, we have derived substantially all of our revenues from the sale of our services and the associated product hardware. Our service revenue is composed of monthly fees. Our customers can contract to receive our services for terms of one, two or three years and can purchase enhanced service features for additional fees. As more customers use our services, the impact on our service revenue is compounded. Our product revenue consists of sales of the Internet Location Manager, Internet Data Terminal and ruggedized personal digital assistant.

To date, we have not sold our services outside the United States and Canada; however, we intend to expand our service offerings to additional countries in the future. We do not expect that revenues from international sales will be material in 2003.

Since inception we have invested substantially in research and development, marketing, the building of our sales channels and our overall infrastructure. We anticipate that such investments may increase in the future. We have incurred losses in each quarter since inception and expect to incur net losses in the future. At March 31, 2003, we had an accumulated deficit of $119.2 million. Our limited operating history makes it difficult to forecast future operating results. Even if we were to achieve profitability in any period, we may not sustain or increase profitability on a quarterly or annual basis.

In the third quarter of 2002, AT&T Wireless announced that it expects to cease operating its Cellular Digital Packet Data network by June 30, 2004. We are currently in discussions with AT&T Wireless and other wireless carriers to minimize any disruption of the delivery of our services to subscribers. On or about the actual termination date of AT&T Wireless’ Cellular Digital Packet Data network and where possible, certain affected subscribers would be transferred to alternate Cellular Digital Packet Data networks without a change to the hardware platform then used by those subscribers. However, we estimate that as of June 30, 2004 we will have 11,000 subscribers in their initial contract periods that are then using AT&T Wireless’ Cellular Digital Packet Data network and that would need to use an alternate wireless protocol to continue to use our services. To use an alternate wireless protocol, existing hardware platforms would have to be replaced for these subscribers. We do not expect to realize a loss on the sale of these replacement hardware platforms. While there is no assurance, we do not expect that the termination of AT&T Wireless’ Cellular Digital Packet Data network will have a material adverse impact on our financial results.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, which was released by the SEC in January 2002, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Included in Note 1 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus is a summary of the significant accounting policies and methods we use. The following is a discussion of the more significant of these policies and methods.

Management’s discussion and analysis of financial condition and results of operations

Revenue Recognition

In accordance with applicable accounting standards, including SOP No. 97-2, Software Revenue Recognition, as amended, we recognize revenue when earned. Specifically, we recognize revenue when the price is fixed and determinable, upon persuasive evidence of an agreement, when we have fulfilled our obligations under any such agreement and upon a determination that collection is probable.

Through March 31, 2003, our services have been available only by using our platform or a location- or wireless application protocol-enabled mobile telephone. Accordingly, service revenue, which is composed of monthly fees, is recognized ratably over the minimum service contract period, which commenced (a) upon installation where customers have installed our platform in mobile worker vehicles or (b) upon the creation of subscription licenses and a customer account on our website where customers have elected to use our services with a location-enabled mobile telephone.

Our product revenue primarily consists of sales of the Internet Location Manager, Internet Data Terminal and ruggedized personal digital assistant. We defer product revenue at installation and recognize it ratably over the minimum service contract period, which generally is two or three years. Renewal rates for our services are not considered priced at a bargain in comparison to the initial sales price of an associated product (as described in Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements). Changes to the pricing of our products and services in the future could result in the recognition of product revenue over periods that extend beyond the minimum service contract period. Allowances for sales returns are recorded at the time product revenue is recognized.

Historically, the selling prices of our products have often been at or below our costs. Product costs not in excess of related product revenue are deferred at the time of shipment and amortized ratably over the minimum service contract period. Where the selling prices of our products are below our costs, we expense the difference at the time of shipment of the related products.

Allowances for Doubtful Accounts

Historically, we have had a significant number of small- to medium-sized companies utilizing our services. These customers are involved in diverse businesses. Our payment arrangements with customers generally provide 30-day payment terms. At the time that customers contract with us for our services, we assess their creditworthiness.

During economic downturns, certain of our customers have had difficulty with their cash flows. The nature of our relationship with customers is inherently long-term and we have extended and may extend payment terms on an exception basis. We regularly review our customers’ ability to satisfy their payment obligations and provide an allowance for doubtful accounts for all specific receivables that we believe are not collectible. When these conditions arise, we suspend recognition of revenue until collection becomes probable or cash is collected. Beyond these specific customer accounts, we record an allowance based on the size and age of all receivable balances against which we have not established a specific allowance. These allowances are based on our experience in collecting such accounts.

Although we believe that we can make reliable estimates for doubtful accounts, the size and diversity of our customer base, as well as overall economic conditions, may affect our ability to accurately estimate revenue and bad debt expense. Actual results may differ from those estimates.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statements of operations data:

				Three months
	Years ended December 31,			ended March 31,
Consolidated statements of
operations data:	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Revenues:
Services	$7,919	$20,188	$33,678	$7,251	$10,603
Product	2,704	7,262	10,742	2,449	3,138

Total revenues	10,623	27,450	44,420	9,700	13,741

Costs and expenses
Cost of service revenue	6,414	12,690	13,544	3,209	3,792
Cost of product revenue	7,865	13,523	16,946	3,954	4,637
Sales and marketing	15,512	17,267	10,746	2,998	2,597
Research and development	8,893	7,608	5,878	1,586	1,336
General and administrative	10,887	12,733	8,616	2,933	2,218
Restructuring charges	—	218	—	—	—
Intangibles amortization	1,239	1,656	1,670	414	424
Stock compensation	11,664	3,041	1,065	61	192

Total costs and expenses	62,474	68,736	58,465	15,155	15,196

Loss from operations	(51,851)	(41,286)	(14,045)	(5,455)	(1,455)

Other income (expense), net:
Interest income	3,243	2,662	964	245	152
Interest expense	—	(9)	(15)	(6)	(4)
Investment impairment charge	—	—	(1,035)	—	—
Other income (expense), net	(215)	(14)	(106)	6	4

Total other income (expense), net	3,028	2,639	(192)	245	152

Net loss	$(48,823)	$(38,647)	$(14,237)	$(5,210)	$(1,303)

Basic and diluted net loss per share	$(3.48)	$(0.88)	$(0.31)	$(0.12)	$(0.03)

Shares used in calculating basic and diluted net loss per share	14,026	43,892	46,134	45,287	47,577

Three months ended March 31, 2002 and 2003

Service revenue

Service revenue increased from $7.3 million to $10.6 million for the three months ended March 31, 2002 and 2003, respectively, as a direct result of the growth in our installed base of subscribers to our services.

Product revenue

Product revenue increased from $2.4 million to $3.1 million for three months ended March 31, 2002 and 2003, respectively, and is consistent with the growth in our installed base of subscribers. As new subscribers are added to our installed base, the amount of both deferred revenue and deferred costs recognized ratably over the minimum service contract period increases as well. Upon completion of the initial term of a customer’s contract, recognition of both deferred product revenue and product cost will be complete. Customers may then renew their agreements for future services without the purchase

Management’s discussion and analysis of financial condition and results of operations of new hardware and, therefore, we anticipate that product revenue will grow more slowly than service revenue.

Cost of service revenue

Cost of service revenue consists of expenses related to the delivery and support of our services. Direct expenses are composed of costs associated with connecting our services to wireless networks and the Internet and royalty and subscription fees paid to others. Support and other delivery costs include such expenses as employee salaries and depreciation of our data centers. Cost of service revenue increased from $3.2 million to $3.8 million in the three months ended March 31, 2002 and 2003, respectively. The increase in cost of service revenue was primarily the result of increases in direct service delivery expenses, accompanied by a smaller increase in employee related costs. Headcount increased from 51 to 74 at March 31, 2002 and 2003, respectively. Direct expenses generally increase at a rate proportional to the growth in subscribers using our services. Personnel costs and depreciation expense generally increase at a slower rate than the growth rate of subscribers to our services. As a result, we expect that the growth in service revenues will be greater than the growth in cost of service revenue as we continue to add subscribers.

Cost of product revenue

Cost of product revenue consists of the cost of the Internet Location Manager, Internet Data Terminal, ruggedized personal digital assistant and related parts; costs associated with the final assembly, test, provisioning, delivery and installation of our products; and other costs such as provisions for inventory and repair costs. Historically, the selling prices of our products were often at or below our costs. Product costs not in excess of related product revenue are deferred at the time of shipment and amortized ratably over the minimum service contract period. Where the selling prices of our products are below our costs, we expense the difference at the time of shipment of the related products. Generally, we expect the selling prices of our products to be approximately equal to or exceed the product costs in future periods. The impact of selling products below our cost on future cash flow from operations is expected to be minimal as our service revenue stream expands and is renewed. As new subscribers are added to our installed base, the amount of both deferred revenue and deferred costs recognized ratably increases as well. Upon completion of the initial term of a customer’s contract, recognition of both deferred product revenue and product cost will be complete. Customers may then renew their agreements for future services without the purchase of new hardware and, therefore, we anticipate that product revenue and cost of product revenue will grow more slowly than service revenue.

Cost of product revenue increased from $4.0 million to $4.6 million in the three months ended March 31, 2002 and 2003, respectively. The increase in the cost of product revenue was primarily the result of associated increases in product cost recognized from deferrals.

Sales and marketing expenses

Sales and marketing expenses consist of employee salaries, sales commissions and marketing and promotional expenses. Sales and marketing expenses decreased from $3.0 million in the three months ended March 31, 2002 to $2.6 million in the same period in 2003. The reduction in expenses was attributed to reductions in promotional expenses, travel and facilities costs. Sales and marketing headcount increased from 84 at March 31, 2002 to 85 at March 31, 2003. We expect that sales and marketing expenses will increase as we expand our sales and marketing efforts, including, but not limited to, modest headcount growth and promotional expenses related to new product and service offerings.

Management’s discussion and analysis of financial condition and results of operations

Research and development expenses

Research and development expenses consist of employee salaries and expenses related to development personnel and consultants, as well as expenses associated with software and hardware development. Research and development expenses decreased from $1.6 million in the three months ended March 31, 2002 to $1.3 million in the three months ended March 31, 2003, primarily due to reductions in employee-related expenses and facilities costs. Headcount decreased from 67 at March 31, 2002 to 55 at March 31, 2003. We expect that research and development expenses will increase in future periods as we develop and introduce new products and services.

General and administrative expenses

General and administrative expenses consist of employee salaries and related expenses for executive and administrative costs, accounting and professional fees, recruiting costs and provisions for doubtful accounts. General and administrative expenses decreased from $2.9 million to $2.2 million during the three months ended March 31, 2002 and 2003, respectively. The decrease in 2003 is primarily the result of reductions in the provisions for allowance for doubtful accounts. General and administrative headcount totaled 48 and 51 at March 31, 2002 and 2003, respectively.

Intangibles amortization

Intangibles amortization relates to the intangible assets, purchased technology, that are being amortized over estimated useful lives of two to three years.

Stock compensation expense

Deferred stock compensation expense related to stock option grants to employees and consultants was $294,000 at March 31, 2003. Stock compensation expense is amortized on an accelerated basis over the vesting period of individual awards. Amortization of deferred stock compensation expense increased from $61,000 to $192,000 for the three months ended March 31, 2002 and 2003, respectively.

Interest income and interest expense

Interest income is composed primarily of interest income on cash, cash equivalents and short-term investments and interest expense relates to the short-term financing of insurance costs. Interest income net of interest expense decreased from $239,000 to $148,000 for the three months ended March 31, 2002 and 2003, respectively. The decreases resulted from lower interest rates on invested balances.

Other expense, net

During the three month period ended March 31, 2002 and 2003, other expense consisted primarily of immaterial net foreign currency exchange gains related to our subsidiary in India.

Income taxes

Since inception, we have incurred net losses for federal and state tax purposes. Except for minimum state income and franchise taxes, we have not recognized any tax provision or benefit.

Net loss

Net loss decreased from $5.2 million to $1.3 million for the three months ended March 31, 2002 and 2003, respectively. While total costs and expenses remained constant at $15.2 million for both periods, total revenues increased from $9.7 million for the three months ended March 31, 2002 to $13.7 million for the same period in 2003. The decrease in net loss is attributable to this increase in revenues.

Management’s discussion and analysis of financial condition and results of operations

We believe period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on them to predict our future performance. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors.

Years ending December 31, 2000, 2001 and 2002

Service revenue

Service revenue increased from $7.9 million in 2000 to $20.2 million and $33.7 million in 2001 and 2002, respectively, as a direct result of the growth in our installed base of subscribers to our services. Initial product installation and service delivery began at the end of 1998. The number of subscribers using our service totaled approximately 35,000, 66,000 and 90,000 at December 31, 2000, 2001 and 2002, respectively.

Product revenue

Product revenue increased from $2.7 million in 2000 to $7.3 million and $10.7 million in 2001 and 2002, respectively, and is consistent with the growth in our installed base of subscribers and the commercial release of our services. As new subscribers are added to our installed base, the amount of both deferred revenue and deferred costs recognized ratably over the minimum service contract period increases as well. Upon completion of the initial term of a customer’s contract, recognition of both deferred product revenue and product cost will be complete. Customers may then renew their agreements for future services without the purchase of new hardware and, therefore, we anticipate that product revenue will grow more slowly than service revenue.

Cost of service revenue

Cost of service revenue consists of expenses related to the delivery and support of our services. Direct expenses are composed of costs associated with connecting our services to wireless networks and the Internet and royalty and subscription fees paid to others. Support and other delivery costs include such expenses as employee salaries and depreciation of our data centers. Cost of service revenue increased from $6.4 million in 2000 to $12.7 million and $13.5 million in 2001 and 2002, respectively. In 2001, the increase resulted from the associated increase in subscribers using our services and related information technology infrastructure and personnel costs. In 2002, the increase in cost of service revenue resulted from direct service delivery expenses, offset by reductions in service infrastructure and personnel costs. Direct expenses generally increase at a rate proportional to the growth in subscribers using our services. Personnel costs and depreciation expense generally increase at a slower rate than the growth rate of subscribers to our services. As a result, we expect that the growth in service revenues will be greater than the growth in cost of service revenue as we continue to add subscribers.

Cost of product revenue

Cost of product revenue consists of the cost of the Internet Location Manager, Internet Data Terminal, ruggedized personal digital assistant and related parts; costs associated with the final assembly, test, provisioning, delivery and installation of our products; and other costs such as provisions for inventory and repair costs. Historically, the selling prices of our products were often at or below our costs. Product costs not in excess of related product revenue are deferred at the time of shipment and amortized ratably over the minimum service contract period. Where the selling prices of our products are below our costs, we expense the difference at the time of shipment of the related products. Generally, we expect the selling prices of our products to be approximately equal to or exceed the product costs in future periods. The impact of selling products below our cost on future cash flow from operations is expected to be minimal as our service revenue stream expands and is renewed. As new subscribers are added to our installed base, the amount of both deferred revenue and deferred costs recognized ratably increases as well. Cost of product revenue increased from $7.9 million in 2000 to $13.5 million and $16.9 million in 2001 and 2002, respectively. Increases in the cost of product

Management’s discussion and analysis of financial condition and results of operations revenue for each of these years are primarily the result of associated increases in product cost recognized from deferrals, consistent with the growth in subscribers using our services. Upon completion of the initial term of a customer’s contract, recognition of both deferred product revenue and product cost will be complete. Customers may then renew their agreements for future services without the purchase of new hardware and, therefore, we anticipate that product revenue and cost of product revenue will grow more slowly than service revenue.

Sales and marketing expenses

Sales and marketing expenses consist of employee salaries, sales commissions, and marketing and promotional expenses. Sales and marketing expenses increased from $15.5 million in 2000 to $17.3 million in 2001. The increase reflects personnel costs, expansion of sales channels and activities related to the development of market awareness of our services in 2001. In 2001, cost reductions associated with the reduction in force were offset by increases in average headcount levels. Sales and marketing headcount decreased from 96 at December 31, 2000 to 85 at December 31, 2001. Sales and marketing expenses decreased from $17.3 million in 2001 to $10.7 million in 2002. In 2002, the reduction in expenses is attributed to a lower average headcount and the associated decline in compensation expense and reductions in promotional expenses. Sales and marketing headcount increased from 85 at December 31, 2001 to 88 at December 31, 2002. We expect that sales and marketing expenses will increase as we expand our sales and marketing efforts, including, but not limited to, modest headcount growth and promotional expenses related to new product and service offerings.

Research and development expenses

Research and development expenses consist of employee salaries and expenses related to development personnel and consultants, as well as expenses associated with software and hardware development. Research and development expenses decreased from $8.9 million in 2000 to $7.6 million in 2001 and $5.9 million in 2002. The decreases in both periods were primarily attributable to a decrease in research and development headcount from 85 at December 31, 2000 to 72 at December 31, 2001 and to 59 at December 31, 2002. We expect that research and development expenses will increase in future periods as we develop and introduce new products and services.

In accordance with American Institute of Certified Public Accountants Statement of Position 98-1, or SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, we capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life. We capitalized approximately $869,000 of costs related to internally developed software systems in 2000. During 2001 and 2002, no research and development costs were capitalized in accordance with SOP 98-1.

General and administrative expenses

General and administrative expenses consist of employee salaries and related expenses for executive and administrative costs, accounting and professional fees, recruiting costs and provisions for doubtful accounts. General and administrative expenses increased from $10.9 million in 2000 to $12.7 million in 2001, primarily due to increases in compensation resulting from a higher average headcount during 2001, provision for doubtful accounts and insurance expenses. General and administrative headcount totaled 57, 47 and 47 at December 31, 2000, 2001, and 2002, respectively. General and administrative expenses decreased from $12.7 million in 2001 to $8.6 million in 2002. The decrease in 2002 is the result of reductions in provision for doubtful accounts and reductions in employee-related expenses attributed to lower average headcount in 2002. Provisions for doubtful accounts decreased from $2.4 million in 2001 to $461,000 in 2002 due to improved collection activity and receivables management. We expect that provisions for doubtful accounts may increase because of the non-

Management’s discussion and analysis of financial condition and results of operations recurring nature of favorable adjustments that occurred during 2002; however, we do not expect that these provisions will return to the levels reported in 2000 and 2001.

Restructuring charges

During 2001, in response to a general downturn in the economy, we undertook a formal plan to lower our cost structure. We completed a reorganization to more effectively develop, market and sell mobile resource management products and services. This effort resulted in the total number of employees being reduced by approximately 11%. Restructuring expenses, which consist of severance and related costs, were $218,000 in 2001.

Intangibles amortization

Intangibles amortization relates to the intangible assets, purchased technology, that are being amortized over estimated useful lives of two to three years.

Stock compensation expense

Deferred stock compensation related to the granting of stock options to employees and consultants was approximately $2.3 million at December 31, 2001 and $491,000 as of December 31, 2002. Stock compensation expense decreased from $11.7 million in 2000 to $3.0 million in 2001 and $1.1 million in 2002 and represents the amortization of deferred stock compensation over the vesting periods of related options granted in 1999 and 2000.

Investment impairment charge

At December 31, 2001, we held approximately 148,000 shares of preferred stock in Cellport Systems, Inc., with a book value of $1.0 million and which represented approximately 7% ownership in Cellport Systems, Inc. We accounted for this investment using the cost method. During 2002, we determined that the investment had experienced a decline in value that was other than temporary. Accordingly, we expensed $1.0 million in 2002.

Interest income (expense), net

Net interest income (expense) is composed primarily of interest earned on cash, cash equivalents and short-term investments, partially offset by interest expense related to the financing of directors and officers insurance costs. Net interest income (expense) decreased from approximately $3.2 million in 2000 to $2.7 million and $949,000 in 2001 and 2002, respectively. The decreases resulted from lower balances available for investment and lower interest rates.

Other income (expense), net

In 2000 and 2001, other income (expense) is composed of amounts paid to underwriters for expenses not associated with the initial public offering, offset in part by gains on disposal of property and equipment. In 2001 and 2002, other income (expense) consisted primarily of immaterial net foreign currency exchange losses related to our subsidiary in India.

Income taxes

Since inception, we have incurred net losses for federal and state tax purposes and except for only minimum state income and franchise taxes have not recognized any tax provision or benefit.

Net loss

Net loss decreased from $48.8 million in 2000 to $38.6 million in 2001 as a result of higher revenues and reduced stock compensation, offset in part by increases in sales and marketing and general and administrative costs associated with developing our technology, building our infrastructure and increasing our installed base of subscribers. Net loss decreased from $38.6 million in 2001 to

Management’s discussion and analysis of financial condition and results of operations

$14.2 million in 2002. This decrease was primarily attributed to an increase in revenue while cost of revenue grew more slowly and stock compensation, sales and marketing expenses, research and development expenses and general and administrative expenses all declined.

Changing prices

We conduct operations primarily within the United States where inflation during 2000, 2001 and 2002 has been low and has not materially impacted our operating results. Foreign currency exchange losses resulting from transactions with our wholly-owned subsidiary in India, which began business in 1999, were not material during 2000, 2001 and 2002 and were expensed as incurred.

Management’s discussion and analysis of financial condition and results of operations

QUARTERLY RESULTS OF OPERATIONS

The following table presents certain unaudited consolidated statement of operations data for our nine most recent fiscal quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus. We believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Certain quarterly amounts presented below for 2002 have been reclassified to conform with the 2003 presentation.

	Three months ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

	(in thousands, except per share data)
Revenues:
Services	$3,723	$4,544	$5,550	$6,371	$7,251	$7,957	$8,657	$9,813	$10,603
Product	1,391	1,649	1,980	2,242	2,449	2,501	2,659	3,133	3,138

Total revenues	5,114	6,193	7,530	8,613	9,700	10,458	11,316	12,946	13,741

Costs and expenses:
Cost of service revenue	2,843	3,285	3,375	3,187	3,209	3,325	3,440	3,570	3,792
Cost of product revenue	2,646	2,882	3,933	4,062	3,954	3,796	4,265	4,931	4,637
Sales and marketing	5,065	4,835	4,201	3,166	2,998	2,604	2,433	2,711	2,597
Research and development	2,237	2,204	1,575	1,592	1,586	1,476	1,476	1,340	1,336
General and administrative	3,830	3,177	2,692	3,034	2,933	1,899	1,873	1,911	2,218
Restructuring charges	—	248	(30)	—	—	—	—	—	—
Intangibles amortization	414	414	414	414	414	414	418	424	424
Stock compensation	1,295	288	880	578	61	376	380	248	192

Total costs and expenses	18,330	17,333	17,040	16,033	15,155	13,890	14,285	15,135	15,196

Loss from operations	(13,216)	(11,140)	(9,510)	(7,420)	(5,455)	(3,432)	(2,969)	(2,189)	(1,455)

Other income (expense), net:
Interest income	1,075	776	504	307	245	219	203	297	152
Interest expense	—	(1)	(1)	(7)	(6)	(4)	(1)	(4)	(4)
Investment impairment charge	—	—	—	—	—	(1,035)	—	—	—
Other income (expense), net	(18)	14	14	(24)	6	5	4	(121)	4

Total other income (expense), net	1,057	789	517	276	245	(815)	206	172	152

Net loss	$(12,159)	$(10,351)	$(8,993)	$(7,144)	$(5,210)	$(4,247)	$(2,763)	$(2,017)	$(1,303)

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2003, we had $37.0 million of cash and cash equivalents, $2.2 million of restricted short-term investments and working capital of $45.5 million. We currently have a $2.0 million revolving line of credit facility against which there were no borrowings as of March 31, 2003. The line, against which letters of credit have been issued, is collateralized by a restricted certificate of deposit of $2.0 million. There are two letters of credit outstanding under this revolving line of credit at March 31, 2003 totaling $734,000 and expiring October 29, 2003 and December 31, 2003. This credit facility expires in November 2003.

Management’s discussion and analysis of financial condition and results of operations

Net cash used in operating activities was $39.4 million, $34.6 million and $6.6 million in 2000, 2001 and 2002 respectively. In 2000 and 2001, cash used in operating activities was attributable primarily to net losses and increases in accounts receivable, inventory, and deferred product costs, offset in part by depreciation and amortization and amortization of deferred stock compensation and increases in deferred revenues. In 2002, cash used in operating activities was attributable primarily to net losses, an increase in accounts receivable and deferred product costs, offset by depreciation and amortization and amortization of deferred stock compensation.

For the three months ended March 31, 2002 and 2003, net cash provided by (used in) operating activities was $(3.5) million and $1.2 million, respectively. Cash used in operating activities during the three months ended March 31, 2002, was attributed primarily to net losses and increases in accounts receivable, offset in part by depreciation and amortization, provisions for bad debts and decreases in inventory and deferred product costs. Cash provided by operating activities during the three months ended March 31, 2003, was attributed primarily due to an increase in deferred revenue and customer deposits, decreases in accounts receivable and inventory and depreciation and amortization, offset by net losses and an increase in deferred product costs. As of March 31, 2003, approximately $2.3 million of our accounts receivable were over 90 days old. We believe we have adequately provided allowances as of March 31, 2003 for any such amounts that may ultimately become uncollectible.

We defer product costs at time of shipment and expense any amounts in excess of the related product revenue at that time. We record accounts receivable from our customers and defer related product revenue upon installation. Both deferred product costs and revenue are recognized ratably over the minimum service contract period. Deferred product costs are recorded at the time of shipment and deferred product revenue is recorded at the time of installation. As a result, deferred product costs will generally exceed deferred product revenue as we grow our business. At March 31, 2002 and 2003, total deferred product costs of $13.5 million and $16.6 million, exceeded total deferred revenue by $2.5 million and $2.1 million, respectively.

In 2000, net cash used in investing activities of $3.7 million resulted from purchases of $7.6 million of property and equipment, purchases of short-term investments of $6.5 million, cash paid for acquisitions of $3.4 million and increases in other assets of $1.7 million, offset by proceeds from maturities of short-term investments of $15.3 million. Net cash provided by investing activities in 2001 was $4.2 million, primarily resulting from maturities of short-term investments of $5.2 million, offset in part by purchases of approximately $763,000 of property and equipment. Net cash used in investing activities was $881,000 in 2002 and resulted from purchases of $755,000 of property and equipment and other assets of $101,000.

Net cash used in investing activities during the three months ended March 31, 2002 and 2003 was $210,000 and $136,000, respectively. In both periods, cash used resulted primarily from purchases of property and equipment and other assets.

Net cash provided by financing activities was $89.7 million, $1.2 million and $2.9 million in 2000, 2001 and 2002, respectively. Cash provided by financing activities in each period was attributable to proceeds from the issuance of our stock.

Net cash provided by financing activities was $579,000 and $289,000 for the three months ended March 31, 2002 and 2003, respectively. In both periods, cash provided was attributed to the sale of common stock and proceeds from payments on notes receivable issued to stockholders.

Our capital expenditures in 2000, 2001, 2002, were approximately $7.6 million, $763,000, and $755,000, respectively, and consistent with our anticipated needs in operations, infrastructure and personnel. Capital expenditures for the three months ending March 31, 2002 and 2003, were

Management’s discussion and analysis of financial condition and results of operations

$195,000 and $104,000, respectively. We have no material commitments for capital expenditures, although we anticipate increases in capital expenditures and lease commitments with our expected growth in operations and infrastructure. We also may establish additional operations as we expand globally.

The following table represents our future commitments under minimum annual lease payments and non-cancellable purchase commitments as of March 31, 2003:

	Remainder of
	2003	2004	2005

Non-cancellable operating lease commitments	$1,085	$1,489	$773
Non-cancellable inventory purchase commitments	3,935	—	—

	$5,020	$1,489	$773

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for operating expenses, working capital and capital expenditures at least through the next 12 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a larger credit facility. If additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of our common stock, and the terms of this debt could restrict our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our existing stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of our operations, which could harm our business, financial condition and operating results.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) No. 144, Accounting for Impairment of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of January 1, 2002. During the quarter ended June 30, 2002, we recorded an impairment charge of $1.0 million, representing our entire investment in Cellport Systems, Inc. preferred stock.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. We expect to adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31,

Management’s discussion and analysis of financial condition and results of operations

2002. We adopted the disclosure requirements of FIN 45 effective December 31, 2002. As we did not have any material guarantees outstanding, the issuance of FIN 45 did not have an effect on our financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decision with respect to stock-based employee compensation, and requires disclosure about those effects in both annual and interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. We do not expect to change to using the fair value-based method of accounting for stock-based employee compensation; therefore, adoption of SFAS No. 148 is not expected to have an impact on our financial position, results of our operations or our cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We transact business primarily in U.S. dollars. We are subject, however, to adverse movements in foreign currency exchange rates in those countries where we conduct business. To date, the effect of fluctuations in foreign currency exchange rates on expenses has not been material. Operating expenses incurred by our subsidiary in India are denominated in Indian rupees. This subsidiary was formed in November 1999 to perform research and development activities. We hold fixed-price agreements denominated in U.S. dollars with key foreign-based suppliers: Orient Semiconductor Electronics, in Taiwan, manufactures the Internet Location Manager; Novatel, with interests in Canada, provides the modem for some versions of the Internet Location Manager; Taiwan Semiconductor Manufacturing Company, in Taiwan, manufactures our GPS digital receiver chips; and Micronet, in Israel, supplies our Internet Data Terminal. Should there be a sustained increase in average exchange rates for the local currency in any of the foregoing countries, our suppliers may request increased pricing on any new agreements. If this were to occur for all of these currencies and with each of these suppliers, a 10% increase in average exchange rates could increase our product costs by approximately 8%.

We do not use derivative financial instruments for speculative trading purposes, nor do we currently hedge any foreign currency exposure to offset the effects of changes in foreign exchange rates. Similarly, we do not use financial instruments to hedge operating expenses of our subsidiary in India.

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OVERVIEW

We are a leading provider of mobile resource management services, a rapidly growing category of business productivity solutions that enable the effective management of mobile resources. We market and sell our services to a broad range of customers in the United States and Canada that vary in size, geographic location and industry. In 2002, our largest customers based on revenues were Verizon Communications, Waste Management and MASCO Contractor Services. We have grown our subscriber base from approximately 35,000 as of December 31, 2000 to approximately 90,000 as of December 31, 2002.

INDUSTRY BACKGROUND

Companies are becoming increasingly dependent upon the growing population of mobile workers. IDC has concluded that there is a significant market opportunity for companies providing advanced technology, including wireless solutions, to the growing number of mobile workers in U.S. corporations. IDC estimates that the number of U.S. mobile workers will grow from 92 million in 2001 to 105 million in 2006. Based on IDC’s 2002 estimates, we believe approximately 50 million of these mobile workers are working in functions that we currently target with our MRM services.

With the widespread availability of enterprise resource planning, supply chain management and customer relationship management applications, companies can effectively manage supervision, communication, timekeeping, and training on a shop floor or in an office. These tasks are much more difficult, however, when company resources, such as workers, assets and goods, are mobile or away from company facilities and offices. In addition, as the population of mobile workers grows, the effective management of mobile resources is becoming critical to companies seeking to provide high quality customer service while maximizing revenue and minimizing operations costs. Currently, many businesses inefficiently manage field operations with paper-based systems or with partial solutions such as wireless telephones and pagers. Some businesses use systems based on proprietary technologies requiring substantial and ongoing investments in information technology infrastructure and software. However, none of these approaches provides an easy-to-use, comprehensive, integrated and cost-effective solution for managing mobile resources and their activities in the field.

@ROAD SOLUTION

Our MRM services allow customers to improve productivity by enabling the effective management of the activities of their mobile workers and assets and their goods and services. In addition, our services allow customers to increase the utility of their mobile resources and decrease costs of operations by facilitating business processes, such as event confirmation, signature verification, forms processing, project management and timekeeping while their workers are in the field. Our services also provide location, reporting, dispatch, messaging, and other management services and are designed to be easy to implement and use. Our customers can manage their mobile workers in several ways, including by logging onto our website, receiving their data directly into their existing software applications, using any wireline or wireless telephone to access our speech-to-text voice portal or requesting information from our data centers using application programming interfaces.

Our services are built on our LocationSmart technology platform, an end-to-end solution that seamlessly combines wireless communications, GPS technology, hosted software applications and Internet technologies. The information technology infrastructure and network application software used in our LocationSmart technology platform reside at our co-located data centers in Virginia and

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California. Because we host our services, our customers do not need to make a substantial investment in acquiring and supporting capital equipment, such as hardware, software and data networking equipment, to use our services. The LocationSmart technology platform is depicted in Figure 1.

Figure 1

Our service delivery architecture is designed to serve a growing number of subscribers with increasing data transmission volumes without compromising performance, delivery times or data accuracy. Because key technology components of our solution can be expanded to accommodate additional users, as in the case of wireless networks or the Internet, or are designed to accommodate a practically unlimited number of users, as in the case of the Global Positioning System, we believe that we can support a significantly expanding customer base. With the addition of our services that run on a location- or wireless application protocol-enabled mobile telephone, a customer can easily expand the deployment of our services to existing or new handsets.

@ROAD VALUE PROPOSITION

We believe that customers use return on investment as a primary selection criterion when evaluating MRM solutions. We believe that benefits of our services that drive a rapid return on investment for our customers include the following:

▶	Improved productivity of mobile resources. Customers use location, personalized mapping landmarks and path sequencing features to maximize the time spent completing work orders in the field. Customers also monitor the progress of jobs in the field and re-allocate resources to better meet project deadlines. Customers measure improvements in their mobile workers’ productivity from using our services in many ways, including by an increase in the number of jobs a mobile worker can complete per day or by an increase in revenue earned by a mobile worker per day.

▶	Decreased costs of operations of mobile resources. Customers use our two-way communications services for low-cost transmission of completed business forms, signature verification and messaging. Customers also use our services to automatically monitor and schedule maintenance activities for assets in the field. Customers measure decreases in their costs from using our services in many ways, including by a decrease in the cost of having a mobile worker in the field or by a decrease in the cost of insuring mobile workers and assets.

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▶	Improved efficiency of a customer’s overall operations. Customers use our services to capture timekeeping, workflow and inventory information in the field. This information can be delivered directly to our customers’ existing software applications or downloaded from our website and imported into a payroll or customer invoicing system. These services can minimize the need for back-office data entry services, minimize data entry errors and accelerate invoicing processes. Customers measure improvements in their efficiency from using our services in many ways, including by a decrease in costs of general and administrative expenses and by a reduction in days sales outstanding of accounts receivable.

▶	Improved responsiveness to our customers’ customers. Customers use location and workflow information to update our customers’ customers about pending work orders or deliveries. Our customers also use our location-on-demand feature to assign a pending work order to the closest or best-equipped mobile worker to provide the quickest response that meets the end-customer’s demands. Customers enhance their customer relationship management operations by accessing stored information about end-customers, including workflow data records, audit trails of mobile worker messages, and daily mobile worker activity data. Customers measure improvements in their responsiveness from using our services in many ways, including by a reduction in aged receivables and by an improvement in internal customer satisfaction indexes.

In addition, we offer multi-year subscription contracts that allow our customers to pay us on a monthly basis and minimize upfront cash commitments. We believe a monthly payment subscription model further accelerates a customer’s return on investment in our services.

@ROAD SERVICE OFFERINGS

Our current family of MRM services includes GeoManager, RoadREPORT, RoadFORCE and ConnectBusiness. Together, these service offerings are designed to meet the needs of customers in a variety of vertical markets, including telecommunications, field service, construction, facilities/waste management, freight and passenger transportation, courier/delivery, distribution, security, cable/broadband and utilities.

Our services provide current and historical data relating to a customer’s mobile resources in a variety of formats, including activity reports, maps and completed business forms. We provide these formats in a standard configuration, and customers can configure certain elements and views themselves to help achieve compliance with their internal business rules. Customers can choose to have reports delivered on a pre-scheduled basis, or they can submit queries to our databases to create reports and views on demand. Customers can also download reports to manipulate and store data as desired. Mobile resource data is typically stored by us for 14 days, unless the customer purchases our extended data storage services.

Our services are enabled by the deployment of a device, which we call a platform, to each of the customer’s mobile resources. We call each mobile resource with a platform a “subscriber.” Our services operate with three independent platforms. First, a mobile worker can use our proprietary hardware device embedded with software that integrates a GPS receiver with a wireless modem. Second, a mobile worker can use our proprietary hardware device embedded with software and an integrated GPS receiver and which is tethered by cable to a wireless telephone. Each of these proprietary hardware devices is called an Internet Location Manager. The Internet Location Manager is installed in a mobile worker’s vehicle. Installation in any type of vehicle typically takes less than an hour, and is completed by our subcontracted installation agents. Third, a mobile worker can use a location- or wireless application protocol-enabled mobile telephone installed with our software application.

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These platforms send and receive a variety of information from time to time and on demand. Such data include location, velocity, time and operational diagnostics. These data are transmitted to our data centers using wireless networks and the Internet. If a wireless connection is not available, then the platform will store up to five days of captured data and seek to transmit the data when a wireless connection is available.

The following table describes our current family of MRM services, selected features and enhancements of these services and platforms that operate with those services:

@Road-Supported
Service	Description	Selected Features and Options	Platforms

GeoManager	Flagship service designed to provide detailed mobile resource management for customers in all of our markets. Provides services on a hosted basis using a web browser on demand, continuously streamed to customer applications or by providing connections to other applications with application programming interfaces (APIs).	▶ DirectData— continuous streaming of subscriber data to customer applications

▶   Two-Way Communications— text messaging and storage using multiple devices

▶   Exception Services—alerts and reports identifying incidents where mobile workers meet or exceed customer-defined business rules

▶   MobileForms—conduct business transactions, signature capture and document workflow in the field using a ruggedized personal digital assistant

▶   Voice Solutions—speech-to-text translation engine for oral and text messaging

▶ Mapping—provides automatic geocoding of location data and configurable map views.

GeoManager, Pocket Edition	Provides much of the same functionality as the GeoManager service. Runs a java application on a location-enabled wireless telephone.	▶ DirectData ▶ Field Landmarking— subscribers can use wireless telephones to generate geographic icons for use with mapping, reports and other features ▶ Mapping

RoadREPORT	Provides detailed historical reporting of mobile resources and their activities. Cost-effective solution for companies in all of our markets that do not need current information from the field.	▶ Multiple Report Retrieval Methods— reports are accessible using a web browser or can be delivered by email or file transfer protocol

▶ Advanced Reports Scheduling— customers can configure reporting formats and delivery times in advance

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@Road-Supported
Service	Description	Selected Features and Options	Platforms

RoadFORCE	Provides companies with mobile professionals detailed information about their teams’ activities. Available in two modules, one focused on managing a mobile staff and one focused on managing company assets.	▶ Productivity Reports ▶ Customer Call Reports ▶ Personal/ Business Mileage Management

ConnectBusiness	Provides project managers in construction and related industries an application for managing contractors, remote workers and multiple job sites. Data is available over the Internet using a web browser. Uses any wireless application protocol (WAP) enabled mobile telephone to send and receive data from our data centers.	▶ Project Management Module ▶ Timekeeping ▶ Two-Way Communications ▶ Easy Import into Accounting, Project Management and other Applications

We believe the following features and benefits of each of our services provide a variety of competitive advantages over other solutions:

▶	Cost-effective. Our services are cost-effective for our customers because we utilize existing infrastructure, such as the Internet and wireless networks, developed by other companies and GPS technology developed by the U.S. government. Our customers are not required to make a substantial capital investment because our services can be deployed on an existing location- or wireless application protocol-enabled mobile telephone, customer data and our software reside at our data centers, and our services can be accessed by using the Internet or any wireline or wireless telephone.

▶	Ease of implementation. The implementation of our services is designed to be quick and easy for our customers. When deploying our services using a location- or wireless application protocol-enabled mobile telephone as the hardware platform, customers install a software program on the telephone. Once launched, this software program communicates with our data centers, and the customer deployment is complete. When deploying our services using an Internet Location Manager, an optional Internet Data Terminal device or a ruggedized personal digital assistant as the hardware platform, we install this hardware in the customer’s vehicles. As our customers grow, they can install software on additional mobile telephones or our hardware platform in additional vehicles to continue to expand their use of our services.

▶	Ease of use. Our services are designed to be deployed as end-to-end solutions. That is, a customer does not incur incremental information technology costs associated with the deployment or use of our services. Our services are designed to be available over the Internet and by telephone 24 hours a day, seven days a week, with the exception of scheduled maintenance. Our user interfaces, including those used with the Internet, mobile telephones, Internet Data Terminals and our ruggedized personal digital assistant, are designed to be intuitive and easy to use, require minimal training and be modified by the customer to meet each customer’s particular requirements. Additionally, our DirectData service streams customer data directly to a customer’s existing software applications, and the business intelligence arising from use of our services with a customer’s existing operations models enables a customer to maximize the value of its existing investments in information technology and productivity solutions.

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▶	Ease of maintenance. We host and maintain all the services we provide. We also manage the wireless network and Internet connections between and among the platforms in the field, our data centers and the Internet. Additionally, we implement service and software upgrades centrally at our data centers and remotely to the platforms in the field over the same wireless connection used to transmit mobile resource information. For these reasons, customers benefit from enhancements to our services while avoiding information technology and infrastructure maintenance expenses and the daily interruption of the operations of their mobile resources.

▶	Wireless data connectivity. Our services operate with a number of wireless networks offered by some of the largest wireless carriers in the United States and Canada including: General Packet Radio Services, Code Division Multiple Access 1XRTT, Integrated Digital Enhanced Network and Cellular Digital Packet Data. With our wireless carrier partners, we deliver services in more than 200 of the top metropolitan statistical areas in the United States and Canada. Subject to a customer’s preferences, we typically configure our services with the most cost-effective and efficient wireless network available in the customer’s geographic area of operations. In some cases, a single customer with geographically disperse operations may receive services that seamlessly use more than one wireless network. Wireless network configuration typically occurs in the background and does not require significant time or effort of the customer.

▶	Store-and-forward functionality. Our services are designed to address common geographic limitations and network difficulties associated with wireless networks. When a subscriber travels outside a wireless network’s coverage area, the Internet Location Manager or mobile telephone, as the case may be, continues to collect and stores up to five days of information. These data are transmitted to our data centers when the subscriber returns to the wireless coverage area. Our services are designed to be tolerant of wireless network difficulties and to have the ability to confirm receipt of data from the field and re-transmit data when errors are detected.

▶	Robust reporting and mapping capabilities. Our services offer customers comprehensive, detailed reporting of workforce activity, either individually or for all or a selected group of a customer’s mobile resources. Reports can be formatted by customers and downloaded for additional sorting and analysis. A customer’s preferences are stored at our data centers and can be modified by the customer at any time to meet its changing needs. The current and past locations of each subscriber can be displayed on a map, making monitoring simple. Map views can be personalized by customers to graphically display different information about their mobile resources, including locating positions on maps by address or customer-defined landmarks.

▶	Location by Global Positioning System. Our services use the Global Positioning System to determine the location of a mobile resource. We believe GPS technology is more reliable than other positioning technologies because of its proven accuracy, the large number of deployed satellites and its ability to determine location regardless of velocity and altitude. The Global Positioning System uses pre-existing infrastructure developed by the U.S. government, which minimizes our costs of service delivery.

▶	Communications capabilities. Our customers may enhance their field operations by using our two-way communications services. These services operate using either a wireless telephone or the Internet Location Manager with our optional Internet Data Terminal. These services enable our customers to communicate regularly and quickly with mobile workers. While the services permit free-text messages, they also enable customers to pre-program a set of messages that can be transmitted with the push of a button to minimize distractions in the field. Messages are stored at our data centers, and are accessible by our customers using a web browser. Customers can use the message database for customer relationship management, proof of service, auditing and minimizing the occurrence of lost change orders, missed appointments or other communications.

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STRATEGY

Our objective is to enhance our leadership position in the mobile resource management market. Key elements of our strategy are:

▶	Further penetrate vertical markets in which we have or are developing leading reference customers. We have developed a relationship with leading companies in some vertical markets, such as telecommunications, construction and facilities/ waste management. We are leveraging our relationships with these customers and our knowledge of their MRM needs to attract other potential medium- to large-sized customers in these markets. In other vertical markets, we intend to replicate the model of deploying our services with a leading reference customer and leveraging this relationship and our MRM market expertise to attract other customers in those markets.

▶	Create new value-added services for our customers. We will continue to add new features and functionality to our services and develop new platforms that take advantage of advances that are being made in wireless communications. We expect to continue to release new features that synthesize the information currently retrieved by our existing services and which arise from working closely with our customers. We expect some of these features to be incorporated into our services as free upgrades, while others will be offered for additional fees. In addition, we are continuing to develop an open platform architecture to allow our customers and partners to integrate third-party applications with our services.

▶	Expand our services internationally. We intend to identify new geographic markets for which our services and our LocationSmart technology platform satisfy evolving customer demands. We believe that leveraging our technology leadership position, our broad experience with customers in the United States and Canada and the distribution resources of established vendors and wireless carriers will help us to establish customer awareness and acceptance of our services in international markets.

▶	Acquire complementary businesses and technologies. We intend to supplement our subscriber base, revenue and service offerings by selectively acquiring complementary businesses and technologies. We continually evaluate opportunities to accelerate our growth and broaden our market share in the United States and abroad.

CUSTOMERS

We market and sell our services to a broad range of customers in the United States and Canada that vary in size, geographic location and industry. In 2002, our largest customers based on revenues were Verizon Communications, Waste Management and MASCO Contractor Services. The number of mobile resources enabled with our service has grown from approximately 35,000 as of December 31, 2000 to approximately 90,000 as of December 31, 2002. We categorize a customer in a small-, medium- or large-sized customer group by reference to the total number of subscribers to our services for that customer. Small-sized customers have less than 30 subscribers, medium-sized customers have 31 to 750 subscribers and large-sized customers have more than 750 subscribers. Currently we have customers in the following industries:

▶	telecommunications;

▶	field service;

▶	construction;

▶	facilities/waste management;

▶	freight and passenger transportation;

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▶	courier/delivery;

▶	distribution;

▶	security;

▶	cable/ broadband; and

▶	utilities.

KEY ALLIANCES AND RELATIONSHIPS

We will continue to establish relationships with a number of companies to accelerate the adoption of our services. We believe that establishing strategic relationships will facilitate our technological leadership and provide early access to emerging technologies and new customers. Some of our existing relationships include:

▶	Wireless carriers. We have established strategic relationships with ALLTEL, AT&T Wireless, Bell Mobility, Cingular Wireless, Nextel Communications, Nextel Partners, Southern LINC, Sprint, TELUS Mobility and Verizon Wireless to provide wireless connectivity between our subscribers and the Internet. We contract directly with ALLTEL, AT&T Wireless, Sprint, and TELUS Mobility for the provision of wireless communications, which are bundled with our services. With Bell Mobility, Cingular Wireless, Nextel Communications, Nextel Partners and Southern LINC, our customers have separate contracts for wireless communications with their carrier. With Verizon Wireless, in some geographic areas we bundle our services with wireless communications, and in other areas our customers have separate contracts for wireless communications.

▶	Manufacturers. Symbol Technologies manufactures the ruggedized personal digital assistant for use with our services. In addition, one of our investors, Orient Semiconductor Electronics, manufactures and tests our Internet Location Manager.

SALES AND MARKETING

Our sales and marketing objective is to achieve broad market penetration through vertical marketing and targeted sales activities. We currently market and sell our solution through a number of sales channels, including the following:

▶	Strategic sales force. We have a team of sales employees focused on marketing and selling our services to large-sized customers. This sales force is geographically dispersed throughout the United States near target sales prospects. Large-sized customers are defined as customers with greater than 750 mobile resources. The sales process with large-sized customers often requires many months of activity, is competitive and typically requires a pilot test of our services.

▶	Mid-market sales force. We have a team of sales employees focused on marketing and selling our services to small- and medium-sized customers. This sales force is geographically dispersed throughout the United States and Canada where major wireless networks are available. Additionally, our mid-market sales force works with our wireless carrier partners to increase our subscriber base.

▶	Inside sales force. We have a team of sales employees focused on marketing and selling our services to small-sized customers. This sales force is located at our headquarters in Fremont, California. Additionally, our inside sales force works with our mid-market sales force to increase our subscriber base.

▶	Agent sales force. We have a team of employees who manage a network of independent sales agents focused on marketing and selling our services. These independent sales agents are

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geographically dispersed throughout the United States and Canada. Participants in the agent sales program are compensated for the sale of our services and for the length of time during which a customer is under contract with us. Independent sales agents facilitate sales of our services through their own efforts and work with wireless carrier partners to increase our subscriber base.

▶	Wireless carrier partners. Our wireless carrier partners are ALLTEL, AT&T Wireless, Bell Mobility, Cingular Wireless, Nextel Communications, Nextel Partners, Southern LINC, Sprint, TELUS Mobility and Verizon Wireless. These partners market or facilitate sales of our services through their own sales channels and work with our mid-market sales force to increase our subscriber base.

Our marketing department is engaged in a wide variety of activities, such as awareness and lead generation programs and product management. These activities include public relations, seminars, direct mail, trade shows, and co-marketing and co-branding with partners.

As of March 31, 2003, our sales and marketing team consisted of 85 employees.

RESEARCH AND DEVELOPMENT

We concentrate our research and development activities on services and platform engineering. To enhance our existing services and to introduce new services to our existing and potential customers, we focus on the following key areas:

▶	Services. We intend to continue to develop our services by offering new features while enhancing existing features. For example, in April 2002, we launched DirectData service, a store-and-forward transaction and message queuing service that is designed to continuously deliver customer data from our data centers directly to a customer’s third party software applications. This service is designed to enable customers to collaboratively process data arising from a variety of sources to generate more meaningful business metrics and reports. In May 2002, we launched RoadFORCE service, which is a set of hosted services including activity reports relating to sales calls, travel time, expense reimbursement and location-on-demand. This service is designed to assist corporate mobile workforces and sales professionals managing business activity and sales performance. In June 2002, we launched RoadREPORT service, which provides detailed historical workforce data, such as activity and location, to our customers. This service is designed to provide the intelligence needed by companies seeking historical information on a cost-effective basis. In March 2003, we launched GeoManager, Pocket Edition service, which is designed to deliver our standard mobile resource management application using a location-enabled mobile telephone in lieu of an Internet Location Manager.

▶	Platform. We intend to continue to develop and release platform upgrades to add new features as well as to enhance existing features. For example, in April 2002, we announced the availability of an Internet Location Manager with a Nextel Communications wireless modem embedded in the device. This expansion of our suite of platforms enables customers to use our services that operate with the Nextel Communications and Nextel Partners Integrated Digital Enhanced Network using one device with an integrated wireless modem or a device tethered to a mobile telephone. In September 2002, we announced the availability of an Internet Location Manager that communicates with the Southern LINC Integrated Digital Enhanced Network. This expansion of our suite of platforms enables customers to use our services within Southern LINC’s wireless coverage area in southeastern United States. In April 2003, we announced the availability of an Internet Location Manager with AT&T’s wireless General Packet Radio Service network. This new hardware platform enables customers to experience increased data transmission rates, enhanced security capabilities and wide geographic coverage. In June 2003, we announced the availability of an Internet Location Manager with Sprint’s Code Division Multiple Access 1XRTT wireless

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network. This new hardware platform enables customers to use our services on a third-generation wireless network that enables faster data transmission speeds than older wireless networks.

As of March 31, 2003, we had 55 employees in research and development.

TECHNOLOGY

Our technology efforts focus on creating new services and enhancing the reliability, availability and features of our services while maintaining a scalable and cost effective architecture. Our proprietary technologies are designed to work with technologies from other companies, including our partners, competitors, and other third parties. While we have integrated wireless communications into our services in three ways, including a wireless modem embedded in our Internet Location Manager, an Internet Location Manager tethered to a Nextel Communications cellular telephone and installation of our thin client software application on a location-enabled mobile telephone, our services are designed to operate with a variety of wireless communications protocols and devices. Similarly, although our services utilize our patented GPS chipset, our services have been designed to work with other location technologies. We expect to continue to develop additional proprietary technology where feasible and to purchase or license technology where cost-effective. Our technology efforts focus on the following areas:

▶	Wireless technology. Our services currently operate on several wireless networks offered by a number of wireless carriers, including the General Packet Radio Services, Code Division Multiple Access 1XRTT, Integrated Digital Enhanced Network and Cellular Digital Packet Data. One of our objectives is to continue to maintain our technological independence from wireless protocols and platforms, enabling our customers to communicate with our data centers in the way or ways which best suit their needs.

▶	Access and Internet technology. The delivery of our services is complex in part because it involves the continuous collection, storage and processing of data from tens of thousands of subscribers in the field as well as processing requests from thousands of users accessing our data centers. To manage the throughput of customer information and to deliver our services to our customers, we use secure Internet connections between our data centers and customers accessing our services as well as the wireless networks transmitting customer information. In addition to providing access to our services using any Internet connected computer, we provide access via any wireline or wireless telephone with our speech-to-text interface technology. We also facilitate the integration of customer data collected by our services with a customer’s existing software applications through our DirectData streaming service and application programming interfaces. We plan to further enhance access to customer data and our services by developing additional access methods for customers to obtain their data.

▶	Information technology. We have an information technology organization dedicated to maintaining and enhancing our data centers. By managing our services at our data centers, we relieve our customers of the development and operations burden of managing services resulting from the integration of wireless communications, location technologies, hosted software applications, transaction processing infrastructure and Internet technologies. Our data centers are composed of servers co-located in Redwood City, California and Ashburn, Virginia. We maintain variable-speed capacity connections between our data centers and the Internet and dedicated connections to the wireless networks we use. In addition, our data centers automatically replicate customer data on a minute-by-minute basis. In the event of a power failure, our systems would be powered by a backup power supply.

▶	Location technology. The Global Positioning System is a worldwide radio-navigation system formed from a constellation of satellites and ground systems that are used as reference points to

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calculate positions. We have developed a patented GPS chipset and algorithm designed to be optimized for our services. As a result, our Internet Location Manager is designed to determine its location in less time than that which is required by other commercial receivers.

INTELLECTUAL PROPERTY

We rely on a combination of patent, trade secret, trademark and copyright laws, and nondisclosure and other contractual restrictions to protect our proprietary technology. We possess nine patents, which cover our GPS chipset technology and the method and structure for distributing information over a network as well as applications of this method, and have approximately 36 patent applications pending. We have filed numerous additional patent applications to further protect and extend our technology leadership position. Although we have applied for patent protection primarily in the United States, we have filed and intend to continue to file patent applications in other countries where there is a strategic, technological or business justification.

As part of our confidentiality procedures, we generally enter into nondisclosure agreements with our employees, consultants, distributors and corporate partners and limit access to and distribution of our software, documentation and other proprietary information. In the event that a third party breaches the confidentiality provisions or other obligations in one or more of our agreements or misappropriates or infringes on our intellectual property or the intellectual property licensed to us by third parties, our business would be seriously harmed. Third parties may independently discover or invent competing technologies or reverse engineer our trade secrets, software or other technology. Furthermore, laws in some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Therefore, the measures we take to protect our proprietary rights may not be adequate.

Third parties may claim that our current or future products or services infringe their proprietary rights or assert other claims against us. As the number of entrants into our market increases, the possibility of an intellectual property or other claim against us grows. Any intellectual property or other claim, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services, which would make our services less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties.

COMPETITION

We face strong competition for our services. We compete primarily on the basis of functionality, ease of use, quality, price, service availability, geographic coverage of services and corporate financial strength. As the demand by businesses for mobile resource management services increases, the quality, functionality and breadth of competing products and services will likely improve and new competitors will likely enter our market. In addition, the widespread adoption of industry standards may make it easier for new market entrants or existing competitors to improve their existing services, to offer some or all of the services we offer or may offer in the future, or to offer new services that we do not offer. We also do not know to what extent network infrastructure developers and wireless network operators will seek to provide integrated wireless communications, Global Positioning System, software applications, transaction processing, and Internet solutions, including access devices developed internally or through captive suppliers.

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The market for our services is competitive and is expected to become even more competitive in the future. If we are unable to compete successfully, it may harm our business or increase our sales cycles, resulting in a loss of market share and revenues. We face competition from a number of different business productivity solutions, including:

▶	solutions developed internally by our prospective customers’ information technology staffs;

▶	discrete means of communication with mobile workers, such as pagers, two-way radios, handheld devices and wireless telephones;

▶	solutions targeted at specific vertical markets, such as services offered by Qualcomm, that monitor assets in the long-haul transportation sector; and

▶	solutions offered by smaller market entrants.

Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

EMPLOYEES

As of March 31, 2003, we had 308 employees, 277 of whom were located in the United States and 31 of whom were located in Chennai, India. We believe relationships with our employees are good.

FACILITIES

We have offices in Fremont, California and Chennai, India.

		Square		Lease
Location	Ownership	feet	Primary use	expiration

Fremont, California	Leased	54,000	Corporate headquarters, customer service, engineering	1/31/2005
Fremont, California	Leased	30,000	Engineering, research and development, data center (6,000 square feet was subleased to a third party under an agreement that expires on March 14, 2004)	12/31/2005
Chennai, India	Leased	4,100	Research and development, customer service, office space	11/16/2005

We believe that our facilities are adequate for our current operations.

LEGAL PROCEEDINGS

From time to time, we are subject to claims in legal proceedings arising in the normal course of our business. We do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business, financial condition or operating results.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information concerning our executive officers and directors as of June 16, 2003:

	Age	Position(s)

Krish Panu	45	Chairman of the Board, Chief Executive Officer and President
Thomas C. Hoster	52	Chief Financial Officer and Senior Vice President, Finance and Administration
Thomas Allen	49	Chief Operating Officer and Executive Vice President
Alan Park	50	Chief Sales Officer and Senior Vice President
Linda M. Standen	39	Chief Marketing Officer and Senior Vice President
Michael Walker	48	Senior Vice President of Engineering
Kris Chellam(1)	51	Director
Charles E. Levine(1)	50	Director
Stuart G. Phillips(2)	44	Director
T. Peter Thomas(1)(2)	56	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

Krish Panu has served as our Chief Executive Officer and President and as a director of @Road since February 1999 and Chairman of the Board since December 1999. Prior to joining @Road, he served as Vice President and General Manager of the Logic Products division of Atmel Corporation, a manufacturer of advanced semiconductors. He held various senior management positions at Atmel Corporation from August 1991 to November 1998. From September 1989 to August 1991, he held the position of Vice President of Sales and Marketing at Catalyst Semiconductor, a manufacturer of non-volatile memory products. Mr. Panu also serves on the board of directors of a privately held company. Mr. Panu holds a B.S. in Electrical Engineering, an M.S. in Computer Engineering and an M.B.A. from Wayne State University.

Thomas C. Hoster has served as our Senior Vice President, Finance and Administration and Chief Financial Officer since November 1999. Prior to joining @Road, Mr. Hoster was Senior Vice President and Chief Financial Officer of GetSmart, an on-line provider of consumer financial services, from May 1998 to March 1999. Prior to GetSmart, Mr. Hoster was Chief Financial Officer of ClickAction, a provider of e-mail marketing services, formerly known as MySoftware Company, from June 1996 to May 1998. Prior to that, Mr. Hoster held several finance and administration positions at Octel Communications, a voice messaging company, from December 1989 to June 1996. Mr. Hoster holds a B.S.E. in Electrical Engineering from Princeton University and an M.B.A. from Stanford University.

Thomas Allen has served as our Chief Operating Officer and Senior Vice President since August 2000 and was promoted to Executive Vice President in March 2003. Mr. Allen served as our Vice President, Information Technology and Management Systems from August 1999 to July 2000. From June 1999 to August 1999, Mr. Allen served as Director of Operations of IPass, an Internet services company. From January 1996 to June 1999, Mr. Allen served as Vice President of Network Engineering at Visa International, a payment card company. From March 1983 to August 1995, Mr. Allen served as General Manager at Southern California Edison, an electric utility company. Mr. Allen holds a B.S. in Industrial Engineering from State University of New York at Buffalo, an M.B.A. from San Jose State

Management

University and a Certificate in Executive Management from the Peter F. Drucker Management Center at the Claremont Graduate University.

Alan Park has served as our Chief Sales Officer and Senior Vice President since March 2003. Mr. Park served as President and Chief Executive Officer of Praxid, Inc., a software company, from April 2000 until February 2003. Mr. Park continues to serve as a director of Praxid. From March 1998 until April 2000, Mr. Park served as Vice President, Network and Systems Integration, Western Region, for Compaq Computer Corporation, a computer hardware and services company. Mr. Park holds a B.S. in Finance from Oregon State University.

Linda M. Standen has served as our Chief Marketing Officer and Senior Vice President since March 2003. From December 2002 until March 2003, Ms. Standen served as our Vice President of Marketing. From September 2001 until September 2002, Ms. Standen served as President and Chief Executive Officer of Blue Wireless, Inc., an application software company, the assets of which were acquired by @Road in June 2002. Ms. Standen served as President and Chief Executive Officer of Veregy Networks, Inc., a telecommunications company, from October 2000 until June 2001. From August 1997 until April 2000, Ms. Standen served as President and Chief Executive Officer of Pacific Bell Information Services, a subsidiary of Pacific Bell. Ms. Standen holds a B.S. in Civil Engineering from the University of California, Irvine and a Certificate in Business Administration from Harvard Business School.

Michael Walker has served as our Senior Vice President of Engineering since October 2002. Mr. Walker served as our Senior Vice President and Customer Satisfaction Officer from May 2002 to October 2002, and as our Vice President of Engineering from July 1999 to May 2002. Prior to joining @Road, Mr. Walker served as Vice President of Engineering at Silicon Wireless, a wireless modem devices company, from April 1997 to July 1999, and as Vice President of Engineering and Operations at Sierra Wireless Inc., a communications equipment company, from August 1993 to April 1997. Mr. Walker holds a BASc (EE) from Queen’s University in Canada and a Masters of Engineering degree from Simon Fraser University.

Kris Chellam has served as a director of @Road since December 1999. Since July 1998, Mr. Chellam has served as Senior Vice President, Finance and Chief Financial Officer of Xilinx, Inc., a provider of programmable logic solutions. Prior to joining Xilinx, Inc., he served at Atmel Corporation, a manufacturer of advanced semiconductors, as Senior Vice President and General Manager of a product group from March 1998 to July 1998 and as Vice President, Finance and Administration, and Chief Financial Officer from September 1991 through March 1998. Mr. Chellam became a member of the Institute of Chartered Accountants in England and Wales in April 1975.

Charles E. Levine has served as a director of @Road since February 2003. From 1997 to 2002, Mr. Levine held various positions with Sprint PCS, a wireless communications company, most recently as President. Before joining Sprint PCS, he was President of Octel Link, a voice mail equipment and services provider, and a Senior Vice President of Octel Services from 1994 to 1996. Mr. Levine also serves on the board of directors of Viisage Technology Inc., a biometrics and computer networks company. Mr. Levine holds a B.A. in Economics from Trinity College and an M.B.A. from the Kellogg School of Management at Northwestern University.

Stuart G. Phillips has served as a director of @Road since September 1998. Since June 1997, Mr. Phillips has been a General Partner at U.S. Venture Partners, a venture capital firm. From October 1993 to June 1997, Mr. Phillips served as Vice President of Central Engineering at Cisco Systems, a networking company. Mr. Phillips also served on the board of directors of CacheFlow, a manufacturer of Internet caching appliances, and currently serves on the boards of directors of several privately held companies. He holds a B.S. in Electronics from the University of Wales at Cardiff.

Management

T. Peter Thomas has served as a director of @Road since September 1998. Since November 1985, Mr. Thomas has been a Managing Director of Institutional Venture Management, a venture capital firm. Mr. Thomas also serves on the boards of directors of Atmel Corporation, a semiconductor company, and Transmeta Corporation, a semiconductor company, and on the boards of directors of several privately held companies. Mr. Thomas holds a B.S. in Electrical Engineering from Utah State University and an M.S. in Computer Science from the University of Santa Clara.

Principal and selling stockholders

The following table contains information with respect to the beneficial ownership of our common stock as of June 16, 2003, as adjusted to reflect the sale of common stock in this offering by:

▶	each person who we know beneficially owns more than 5% of our common stock;

▶	each of our current directors and the named executive officers individually;

▶	all of our current directors and executive officers as a group; and

▶	each stockholder who is selling shares in this offering.

The table below assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, certain of the selling stockholders will sell an aggregate of 975,000 additional shares of common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after June 16, 2003, while those shares are not included for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Except as otherwise noted, the address of each person listed in the table is c/o At Road, Inc., 47200 Bayside Parkway, Fremont, California 94538.

Principal and selling stockholders

	Shares of common				Shares of common
	stock beneficially				stock beneficially
	owned before the		Number of		owned after the
	offering(1)		shares to be		offering
			sold in the
	Number	Percentage(2)	offering		Number	Percentage(3)

Principal stockholders:
U.S. Venture Partners(4)
2735 Sand Hill Road
Menlo Park, California 94025	8,935,717	18.36%	1,000,000	(5)	7,935,717	14.99%
Institutional Venture Partners(6)
3000 Sand Hill Road,
Bldg. 2, Suite 290
Menlo Park, California 94025	8,170,512	16.79	1,000,000	(7)	7,170,512	13.55
Orient Semiconductor Electronics Ltd.(8)
c/o Edmond Tseng
2700 Augustine Dr., #140
Santa Clara, California 95054	2,557,062	5.26	—		2,557,062	4.74
Directors and executive officers:
Krish Panu(9)	3,818,540	7.78%	250,000	(10)	3,568,540	6.60%
Thomas Allen(11)	546,915	1.12	90,000		456,915	*
Thomas C. Hoster(12)	477,666	*	85,000		392,666	*
Michael Walker(13)	438,128	*	75,000		363,128	*
Kris Chellam(14)	194,166	*	—		194,166	*
T. Peter Thomas(15)
3000 Sand Hill Road,
Bldg. 2, Suite 290
Menlo Park, California 94025	471,166	*	—		471,166	*
Stuart G. Phillips(16)
2180 Sand Hill Road, Suite 300
Menlo Park, California 94025	54,478	*	—		54,478	*
Charles E. Levine(17)	—	—	—		—	—
All executive officers, directors as a group (10 persons)(18)	22,657,788	45.38%	2,500,000		20,157,788	38.25%
Selling Stockholders:

*	Less than 1%

(1)	Unless otherwise indicated and except pursuant to applicable community property laws, to our knowledge, each person or entity listed in the table above has sole voting and investment power with respect to all shares of common stock listed as owned by such person or entity.

(2)	Based on 48,657,006 shares of common stock outstanding at June 16, 2003.

(3)	Based on 52,657,006 shares of common stock outstanding immediately following this offering.

(4)	Includes 6,323,586 shares held by U.S. Venture Partners V, L.P. (USVP V), 154,577 shares held by USVP V Entrepreneur Partners, L.P. (EP V), 351,311 shares held by USVP V International, L.P. (V Intl), and 196,734 shares held by 2180 Associates Fund V, L.P. (2180 V). Presidio Management Group V, L.L.C. (PMG V) is the general partner of each of USVP V, EP V, V Intl, and 2180 V. Stuart G. Phillips, a director of the Company, Irwin Federman, Steven M. Krausz, Philip M. Young and Jonathan D. Root are the managing members of PMG V, and may be deemed to share voting and dispositive power by consensus with respect to the shares held by each of USVP V, EP V, V Intl and 2180 V.

Also includes 1,833,128 shares held by U.S. Venture Partners VII, L.P. (USVP VII), 19,095 shares held by USVP Entrepreneur Partners VII-A, L.P. (EP VII-A), 19,095 shares held by USVP Entrepreneur Partners VII-B, L.P. (EP VII-B), and 38,191 shares held by 2180 Associates Fund VII, L.P. (2180 VII). Presidio Management Group VII, L.L.C. (PMG VII) is the general partner of each of USVP VII, EP VII-A, EP VII-B, and 2180 VII. Stuart G. Phillips, a director of the Company, Irwin Federman, Winston Fu, Steven M. Krausz, David Liddle, Jonathan D. Root and Philip M. Young are the managing members of PMG VII, and may be deemed to share voting and dispositive power by consensus with respect to the shares held by each of USVP VII, EP VII-A, EP VII-B, and 2180 VII. Each of PMG V, PMG VII, Irwin Federman, Winston Fu, Steven M. Krausz, David Liddle, Stuart G. Phillips, Jonathan D. Root and Philip M. Young disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interests.

(5)	Represents 900,000 shares to be sold by U.S. Venture Partners V, L.P., 50,000 shares to be sold by USVP V International, L.P., 28,000 shares to be sold by 2180 Associates Fund V, L.P. and 22,000 shares to be sold by USVP Entreprenuer

Principal and selling stockholders

Partners, L.P. If the underwriters exercise their over-allotment option, the foregoing entities will sell up to an aggregate of 487,500 shares in the same proportion relative to each other.

(6)	Includes 100,601 shares held by IVM Investment Fund, VIII, LLC, 7,539,412 shares held by Institutional Venture Partners, VIII, L.P., 25,138 shares held by IVM Investment Fund VIII-A, LLC, 55,861 shares held by IVP Founders Fund I, L.P., 12,000 shares held by Jacqueline Stewart directly and by retirement plan and 437,500 shares held by T. Peter Thomas. T. Peter Thomas, a director of the Company, Samuel Colella, Reid Dennis, R. Thomas Dyal, Timothy Haley, Ruthann Quindlen, Rebecca Robertson, L. James Strand, William Tai and Geoffrey Yang are managing directors of the general partner or managing members of each of these entities and share voting and dispositive power with respect to the shares held by each such entity. Each managing director or member disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest.

(7)	Represents 55,861 shares to be sold by IVP Founders Fund I, L.P. and 944,139 shares to be sold by Institutional Venture Partners VIII, L.P. If the underwriters exercise their over-allotment option, Institutional Venture Partners VIII, L.P. will sell up to 487,500 additional shares.

(8)	Represents 2,480,295 shares held by Orient Semiconductor Electronics Ltd. and 76,767 shares held by Eugene C.V. Duh. Mr. Duh is a director and 10% shareholder of Orient Semiconductor Electronics Ltd. The board of directors of Orient Semiconductor Electronics Ltd., Mei-Shou Duh Yang, Eugene C.V. Duh, Edward S. Duh, Ping-Ping Chang Chao, Kwan-Fen Wang Chan, and Teng-Kung Liu, share voting and dispositive power with respect to these shares. Each member of the board of directors of Orient Semiconductor Electronics Ltd. disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(9)	Represents 73,129 shares held by Latha K. Nagarajan, as Trustee of the Krish Panu Grantor Retained Annuity Trust, 91,500 shares held by Latha K. Nagarajan, as Trustee of the Nina Panu Grantor Retained Annuity Trust and 3,220,371 shares held by Krish Panu and Nina Panu, Trustees of the Krish and Nina Panu 2000 Family Trust. Includes 398,540 shares issuable upon exercise of options exercisable within 60 days after June 16, 2003. Mr. Panu is our Chairman of the Board, Chief Executive Officer and President.

(10)	Represents 250,000 shares to be sold by Krish Panu and Nina Panu, Trustees of the Krish and Nina Panu 2000 Family Trust.

(11)	Includes 500 shares held by Mr. Allen’s spouse, and 383,165 shares issuable upon exercise of options within 60 days after June 16, 2003. Mr. Allen is our Chief Operating Officer and Executive Vice President.

(12)	Includes 5,000 shares held by Zoe Hoster, 5,000 shares held by Alexandra Hoster and 5,000 shares held by Joan Zwiep. Includes 111,666 shares issuable upon exercise of options exercisable within 60 days after June 16, 2003. Mr. Hoster is our Chief Financial Officer and Senior Vice President, Finance and Administration.

(13)	Includes 80,000 shares held by Walker Hamada Family Limited Partnership, 2,000 shares held by Chris Berga, 2,000 shares held by Kim Dahm, 2,000 shares held by Hisao Hamada, 2,000 shares held by Donald Hamada, 2,000 shares held by J. Claire Walker, 2,000 shares held by A. George Walker, 2,000 shares held by Eileen Ryan-Lewis, and 2,000 shares held by Scott Walker. Includes 234,374 shares issuable upon exercise of options exercisable within 60 days after June 16, 2002. Mr. Walker is our Senior Vice President of Engineering.

(14)	Includes 90,000 shares held by Kris Chellam & Evelyne Chellam, TTEES for the Chellam Family Trust. Includes 66,666 shares issuable upon exercise of options exercisable within 60 days after June 16, 2003.

(15)	Includes 12,000 shares held by Jacqueline Stewart directly and by retirement plan. Includes 21,666 shares issuable upon exercise of options exercisable within 60 days after June 16, 2003. Excludes 7,721,012 shares held by Institutional Venture Partners, VIII, L.P. and its affiliates. See note (2).

(16)	Represents 54,478 shares issuable upon exercise of options exercisable within 60 days after June 16, 2003. Excludes 8,935,717 shares held by U.S. Venture Partners V, L.P. and its affiliates. See note (1).

(17)	Mr. Levine became a director of the Company on February 4, 2003. Represents 0 shares issuable upon exercise of options exercisable within 60 days after June 16, 2003.

(18)	Includes 1,270,555 shares issuable upon exercise of options exercisable within 60 days after June 16, 2003 and 16,656,729 shares held by affiliates of the directors and executive officers of the Company.

Transactions with selling stockholders

PROMISSORY NOTES

In connection with the purchase of common stock prior to the adoption of the Sarbanes-Oxley Act of 2002, we provided loans to the following selling stockholders who are our executive officers pursuant to notes secured by stock pledge agreements. The loans that were outstanding as of June 16, 2003 are summarized below:

	Due	Interest	Issue	Note
Name	date	rate	date	amount

Krish Panu	12/16/2004	6.11%	12/16/1999	$252,500
	2/23/2005	6.46	2/23/2000	500,000
Thomas Allen	12/15/2004	6.11	12/15/1999	100,000
	1/2/2005	5.53	1/2/2001	34,833
Thomas C. Hoster	11/30/2004	6.11	12/1/1999	450,000
Michael Walker	11/30/2004	6.11	12/1/1999	100,000

Each of these selling stockholders will be repaying his loan in full with the proceeds from this offering.

CHANGE-OF-CONTROL AGREEMENTS

We have entered into an agreement with Krish Panu that provides that following a change-of-control transaction, subject to limitations, the vesting of any stock option or restricted stock held by Mr. Panu shall be automatically 50% vested. Additionally, if Mr. Panu’s employment is terminated involuntarily other than for cause within 12 months following a change-of-control transaction, then subject to limitations, the vesting of any stock option or restricted stock held by Mr. Panu shall be automatically fully vested. We have entered into agreements with Messrs. Allen, Hoster and Walker which provide that in the event of an involuntary termination within one year following a change-of-control transaction, the vesting of any stock option or restricted stock held by the employee shall automatically be accelerated as though the employee maintained his employment with us for 24 months following the involuntary termination.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We have also agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act that could arise in connection with the sale of the shares by the selling stockholders pursuant to this prospectus. The selling stockholders have also agreed to indemnify us against certain liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and may be, therefore, unenforceable.

Description of capital stock

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. We refer you to our certificate of incorporation and by-laws, both of which have been filed with the Securities and Exchange Commission, and the applicable provisions of the Delaware General Corporation Law.

COMMON STOCK

As of June 16, 2003, there were 48,657,006 shares of common stock issued and outstanding, held of record by approximately 126 stockholders. Options to purchase a total of 7,659,378 shares of common stock were outstanding on June 16, 2003.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to the prior rights of holders of preferred stock, if any, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock are not convertible into any other security. All outstanding shares of our common stock are, and the common stock to be issued in this offering will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

Pursuant to our certificate of incorporation, our board of directors has the authority without further action by our stockholders to issue up to 10,000,000 shares of preferred stock. Our board of directors has the authority to issue such preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions of such stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of our common stock. As of the date of this prospectus, there were no shares of our preferred stock outstanding. We have no current plans to issue any shares of preferred stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of @Road by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of @Road to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure @Road outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Description of capital stock

Our certificate of incorporation provides for the classification of the board into three classes serving three-year staggered terms. Class I, which consists of Krish Panu and T. Peter Thomas, whose current term expires at the 2004 Annual Meeting of Stockholders; Class II, which consists of Charles E. Levine, whose current term expires at the 2005 Annual Meeting of Stockholders; and Class III, which consists of Kris Chellam and Stuart G. Phillips, whose current term expires at the 2006 Annual Meeting of Stockholders. Consequently, only a portion of the total board members will be elected at each annual meeting.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. Our bylaws authorize our board of directors, the chairman of our board, the president or one or more stockholders holding in the aggregate 10% or more of the voting power of our outstanding stock entitled to vote at the meeting, to call a special meeting of stockholders. However, our board of directors may amend the bylaws at any time to eliminate the right to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting would mean that a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as our board of directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board could be delayed until the next annual meeting.

Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Our certificate of incorporation eliminates actions by written consent of stockholders. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since certain actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of stockholders’ written consents, however, deters hostile takeover attempts. Without the availability of stockholders’ actions by written consent, a holder or group of holders controlling a majority in interest of our capital stock would not be able to amend our bylaws or remove directors pursuant to a stockholder’s written consent. Any such holder or group of holders would have to call a stockholders’ meeting and wait until the notice periods determined by our board of directors pursuant to our bylaws prior to taking any such action.

CERTAIN PROVISIONS OF DELAWARE LAW

We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business

Description of capital stock

combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

▶	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

▶	The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

▶	Shares owned by persons who are directors and also officers; and

▶	Shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

▶	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an antitakeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

REGISTRATION RIGHTS

As of June 16, 2003, the holders of up to 26,449,976 shares of common stock or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of these registrable securities. Subject to certain limitations in the agreement, the holders of at least a majority of the registrable securities, excluding registrable common stock held by one of our founders, may require, on two occasions at any time after September 28, 2000, that we use our best efforts to register the registrable securities for public resale. If we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of registrable securities (excluding registrable securities held by one of our founders) may also require us, not more than twice in any 12-month period, to register all or a portion of their registrable securities on Form S-3, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters’ discounts or commissions, is at least $1,000,000. We must bear all registration expenses, and the holders of the securities being registered must bear all selling expenses relating to the registrable securities.

As of the date of this prospectus, except for shares held by our affiliates, all of the shares subject to the registration rights agreement are eligible for sale in the public market under Rule 144 of the Securities Act without complying with the manner of sale, public information, volume limitation or notice provisions of such rule. Shares held by our affiliates that are subject to the registration rights

Description of capital stock

agreement are eligible for sale in the public market under Rule 144 of the Securities Act in accordance with such provisions.

We do not have any other contractual obligations to register our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

LISTING

Our common stock is traded on the Nasdaq National Market under the symbol “ARDI.”

Underwriting

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC, U.S. Bancorp Piper Jaffray Inc., Needham & Company, Inc. and Raymond James & Associates, Inc. are the representatives of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will be obligated to purchase all of the shares offered hereby if any of the shares are purchased.

Number
Underwriters	of shares

UBS Securities LLC
U.S. Bancorp Piper Jaffray Inc.
Needham & Company, Inc.
Raymond James & Associates, Inc.
Total

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 975,000 shares from certain of the selling stockholders at the public offering price set forth on the cover of this prospectus less the underwriting discounts and commissions. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

We have agreed to pay the offering expenses of the selling stockholders. The selling stockholders will pay the underwriting discounts and commissions applicable to the shares that they sell. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 975,000 shares from certain of the selling stockholders.

	Paid by us	Paid by selling stockholders		Total

		No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$	$
Total	$	$	$	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $450,000. Expenses include the Securities and Exchange Commission and NASD filing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at

Underwriting

the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Our company, our directors and executive officers and each selling stockholder have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 90 days after the date of this prospectus, without the prior written consent of UBS Securities LLC and U.S. Bancorp Piper Jaffray. This agreement does not generally apply to the exercise of options under our employee benefits plans and purchases of common stock pursuant to our employee stock purchase plan. Although they have advised us that they have no intent or understanding to do so, UBS Securities LLC and U.S. Bancorp Piper Jaffray, in their sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 90-day lock up period. UBS Securities LLC and U.S. Bancorp Piper Jaffray have advised us that, prior to granting an early release of our common stock, they would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations. UBS Securities LLC and U.S. Bancorp Piper Jaffray have advised us that they will not consider their own holdings as a factor in their decision to grant an early release from the provisions of such lock-up agreements.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater then the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase common stock in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

Underwriting

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

The underwriters and their affiliates have in the past performed investment banking, commercial lending and financial advisory services for us and our affiliates for which they have received customary compensation, and they may from time to time do the same in the future.

Our common stock is quoted on the Nasdaq National Market under the symbol “ARDI.”

Legal matters

The validity of the shares offered under this prospectus has been passed upon for us by Venture Law Group, A Professional Corporation, Menlo Park, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus. As of the date of this prospectus, certain attorneys of Venture Law Group own an aggregate of 3,056 shares of our common stock.

Experts

The consolidated financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002, included and incorporated by reference in this prospectus and the related consolidated financial statement schedule incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We maintain Internet websites at http://www.atroad.com and at http://www.road.com (which are not intended to be active hyperlinks in this prospectus) which contain information about us. The information at At Road, Inc.’s websites is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act. The registration statement relates to the common stock offered by us and the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

Information incorporated by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering, and the over-allotment option expires or is terminated. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

(1)	our Annual Report on Form 10-K for the year ended December 31, 2002;

(2)	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

(3)	our Current Reports on Form 8-K, filed on February 4, 2003, February 10, 2003, March 7, 2003, March 20, 2003, March 25, 2003, April 7, 2003, April 15, 2003, April 24, 2003, May 1, 2003, June 10, 2003 and June 25, 2003; and

(4)	the description of our common stock, par value $0.0001 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on September 12, 2000.

Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing us at the following address: Investor Relations, At Road, Inc., 47200 Bayside Parkway, Fremont, California 94538, or by telephoning us at (510) 668-1638.

At Road, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors’ Report	F-2
Consolidated Balance Sheets— December 31, 2001 and 2002	F-3
Consolidated Statements of Operations— Years ended December 31, 2000, 2001 and 2002	F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss— Years ended December 31, 2000, 2001 and 2002	F-5
Consolidated Statement of Cash Flows— Years ended December 31, 2000, 2001 and 2002	F-6
Notes to the Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets— December 31, 2002 and March 31, 2003 (unaudited)	F-23
Condensed Consolidated Statements of Operations— Three Months ended March 31, 2002 and 2003 (unaudited)	F-24
Condensed Consolidated Statements of Stockholders’ Equity and Comprehensive Loss— Three Months ended March 31, 2002 and 2003 and Nine Months ended December 31, 2002 (unaudited)	F-25
Condensed Consolidated Statement of Cash Flows — Three Months ended March 31, 2002 and 2003 (unaudited)	F-26
Notes to the Condensed Consolidated Financial Statements — Three Months ended March 31, 2002 and 2003 (unaudited)	F-27

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of At Road, Inc.:

      We have audited the accompanying consolidated balance sheets of At Road, Inc. and its subsidiary (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of At Road, Inc. and its subsidiary at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

February 5, 2003

At Road, Inc.

Consolidated Balance Sheets
(In thousands, except share and par value amounts)

	December 31,

	2001	2002

Assets
Current assets:
Cash and cash equivalents	$40,164	$35,659
Restricted short-term investments	2,216	2,241
Accounts receivable (net of allowances of $3,633 and $1,900)	4,781	7,407
Inventories	8,396	5,399
Deferred product costs	8,599	8,694
Prepaid expenses and other	482	1,243

Total current assets	64,638	60,643
Property and equipment, net	4,900	2,500
Deferred product costs	5,091	6,166
Intangible assets, net	2,071	483
Other assets	1,774	758

Total assets	$78,474	$70,550

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,377	$3,408
Accrued liabilities	4,837	3,870
Deferred revenue	6,124	7,594

Total current liabilities	13,338	14,872
Deferred revenue	4,426	5,321
Other long-term liabilities	299	190

Total liabilities	18,063	20,383
Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, shares issued and outstanding: none in 2001 and 2002	—	—
Common stock, $0.0001 par value, 250,000,000 shares authorized, shares issued and outstanding: 46,499,451 in 2001 and 47,747,156 in 2002	169,148	170,610
Deferred stock compensation	(2,342)	(491)
Notes receivable from stockholders	(2,748)	(2,068)
Accumulated deficit	(103,647)	(117,884)

Total stockholders’ equity	60,411	50,167

Total liabilities and stockholders’ equity	$78,474	$70,550

See notes to consolidated financial statements.

At Road, Inc.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Years ended December 31,

	2000	2001	2002

Revenues:
Service	$7,919	$20,188	$33,678
Product	2,704	7,262	10,742

Total revenues	10,623	27,450	44,420

Costs and expenses:
Cost of service revenue	6,414	12,690	13,544
Cost of product revenue	7,865	13,523	16,946
Sales and marketing	15,512	17,267	10,746
Research and development	8,893	7,608	5,878
General and administrative	10,887	12,733	8,616
Restructuring charges	—	218	—
Intangibles amortization	1,239	1,656	1,670
Stock compensation(*)	11,664	3,041	1,065

Total costs and expenses	62,474	68,736	58,465

Loss from operations	(51,851)	(41,286)	(14,045)

Other income (expense), net:
Interest income	3,243	2,662	964
Interest expense	—	(9)	(15)
Investment impairment charge	—	—	(1,035)
Other income (expense), net	(215)	(14)	(106)

Total other income (expense), net	3,028	2,639	(192)

Net loss	$(48,823)	$(38,647)	$(14,237)

Basic and diluted net loss per share	$(3.48)	$(0.88)	$(0.31)

Shares used in calculating basic and diluted net loss per share	14,026	43,892	46,134

(*) Stock compensation:
Cost of service revenue	$171	$82	$23
Cost of product revenue	479	194	96
Sales and marketing	1,691	(12)	72
Research and development	2,686	214	322
General and administrative	6,637	2,563	552

Total	$11,664	$3,041	$1,065

See notes to consolidated financial statements.

At Road, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss
Years ended December 31, 2000, 2001 and 2002
(In thousands, except share and per share amounts)

						Notes	Accumulated
	Preferred Stock		Common Stock		Deferred	Receivable	Other			Total
					Stock	from	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Compensation	Stockholders	Loss	Deficit	Equity	Loss

BALANCES, January 1, 2000	25,430,177	$51,606	7,550,001	$18,590	$(11,632)	$(1,758)	$(21)	$(16,177)	$40,608
Net loss								(48,823)	(48,823)	$(48,823)
Change in net unrealized income (loss) from short-term investments							11		11	11

Comprehensive loss										$(48,812)

Issuance of Series D convertible preferred stock at $8.67 per share, net of issuance costs of $35	1,280,768	11,069							11,069
Issuance of Series D convertible preferred stock at $10.80 per share in connection with the purchase of Differential Corrections, Inc. assets	78,923	852							852
Issuance of Series E convertible preferred stock at $10.00 per share net of issuance costs of $20	2,100,000	20,980							20,980
Issuance of common stock in connection with the purchase of Hynet Technologies assets			50,000	740					740
Conversion of convertible preferred stock into common stock	(28,889,868)	(84,507)	28,889,868	84,507					—
Common stock issued through initial public offering, net of issuance costs			7,000,000	56,841					56,841
Exercise of stock options and stock purchase rights			2,575,860	2,324		(1,471)			853
Common stock issued for consulting services			6,250	51					51
Issuance of note receivable related to previously issued common stock						(80)			(80)
Deferred stock compensation				10,026	(10,026)				—
Reversal of deferred stock compensation due to employee terminations				(1,871)	1,871
Amortization of deferred stock compensation					11,664				11,664

BALANCES, December 31, 2000	—	—	46,071,979	171,208	(8,123)	(3,309)	(10)	(65,000)	94,766
Net loss								(38,647)	(38,647)	$(38,647)
Change in net unrealized income (loss) from short-term investments							10		10	10

Comprehensive loss										$(38,637)

Shares issued under employee stock purchase plan			367,579	672					672
Exercise of stock options			387,226	282		(35)			247
Common stock issued for consulting services			2,250	4					4
Collection of notes receivable from stockholders						318			318
Repurchase of common stock through cancellation of notes receivable			(329,583)	(278)		278			—
Deferred stock compensation				85	(85)				—
Reversal of deferred stock compensation due to employee terminations				(2,825)	2,825				—
Amortization of deferred stock compensation					3,041				3,041

BALANCES, December 31, 2001	—	—	46,499,451	169,148	(2,342)	(2,748)	—	(103,647)	60,411
Net loss								(14,237)	(14,237)	$(14,237)

Shares issued under employee stock purchase plan			553,401	1,098					1,098
Exercise of stock options			788,054	1,276					1,276
Collection of notes receivable from stockholders						554			554
Repurchase of common stock through cancellation of notes receivable			(93,750)	(126)		126			—
Deferred stock compensation				15	(15)				—
Reversal of deferred stock compensation due to employee terminations				(801)	801				—
Amortization of deferred stock compensation					1,065				1,065

BALANCES, December 31, 2002	—	$—	47,747,156	$170,610	$(491)	$(2,068)	$—	$(117,884)	$50,167

See notes to consolidated financial statements.

At Road, Inc.

Consolidated Statement of Cash Flows

(In thousands)

	Years ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net loss	$(48,823)	$(38,647)	$(14,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,385	4,625	4,710
(Gain) loss on disposal of property and equipment	(161)	2	115
Investment impairment charge	—	—	1,035
Amortization of deferred stock compensation	11,664	3,041	1,065
Provision for inventory valuation	768	735	1,063
Provision for bad debts and sales returns	2,386	2,442	461
Common stock issued for consulting services	51	4	—
Change in assets and liabilities:
Accounts receivable	(5,813)	(2,656)	(3,087)
Inventories	(5,864)	(2,155)	1,934
Deferred product costs	(8,428)	(3,386)	(1,170)
Prepaid expenses and other	(608)	330	(761)
Accounts payable	1,590	(1,233)	1,031
Accrued and other liabilities	3,855	(1,116)	(637)
Deferred revenue	6,647	3,421	1,926

Net cash used in operating activities	(39,351)	(34,593)	(6,552)

Cash flows from investing activities:
Purchase of property and equipment	(7,550)	(763)	(755)
Proceeds from sale of property and equipment	283	—	—
Purchases of short-term investments	(6,531)	—	—
Proceeds from maturities of short-term investments	15,283	5,208	—
Purchase of restricted short-term investments	(135)	(81)	(25)
Cash paid in purchase of Differential Corrections, Inc. and Hynet Technologies assets, net of cash acquired	(3,363)	—	—
Other assets	(1,733)	(124)	(101)

Net cash provided by (used in) investing activities	(3,746)	4,240	(881)

Cash flows from financing activities:
Proceeds from sale preferred stock	32,049	—	—
Proceeds from sale of common stock	57,694	919	2,374
Proceeds from payments on note receivable issued to stockholders	—	318	554
Issuance of notes receivable related to previous issuance of common stock	(80)	—	—

Net cash provided by financing activities	89,663	1,237	2,928

Net increase (decrease) in cash and cash equivalents	46,566	(29,116)	(4,505)
Cash and cash equivalents:
Beginning of year	22,714	69,280	40,164

End of year	$69,280	$40,164	$35,659

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities:
Issuance of common stock for notes receivable	$1,471	$35	$—

Deferred stock compensation	$10,026	$85	$15

Reversal of deferred stock compensation	$1,871	$2,825	$801

Repurchase of common stock through cancellation of notes receivable	$—	$278	$126

Purchase of Differential Corrections, Inc. and Hynet Technologies assets:
Value of stock issued	$1,592	$—	$—
Cash paid	4,014	—	—
Liabilities assumed	215	—	—

Assets acquired (including intangibles of $4,969)	$5,821	$—	$—

See notes to consolidated financial statements.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

Note 1.     Organization and Summary of Significant Accounting Policies

Organization

At Road, Inc. (the Company), was incorporated in July 1994 in California and commenced operations on July 1, 1996. During 1998, the Company completed the development of its service delivery platform and began substantial sales and marketing efforts. The Company is a leading provider of Internet based productivity enhancement services for companies with mobile workforces through the use of the proprietary global positioning system (GPS) and wireless technologies. In September 2000, the Company reincorporated in the State of Delaware and changed its name from @Road, Inc. to At Road, Inc.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiary. Intercompany accounts and transactions are eliminated upon consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a remaining maturity at purchase of 90 days or less to be cash equivalents.

Short-term Investments

Short-term investments represent highly liquid debt instruments purchased with a remaining maturity date at purchase of greater than 90 days and are stated at fair value. The differences between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value representing unrealized holding gains or losses, are recorded separately as accumulated other comprehensive loss within stockholders’ equity. While the Company’s intent is to hold debt securities to maturity, they are classified as available-for-sale because the sale of such securities may be required prior to maturity. Any gains and losses on the sale of debt securities are determined on a specific identification basis. There were no short-term investments at December 31, 2001 and 2002.

Restricted short-term investments consist of a certificate of deposit with an original maturity of greater than 90 days, which is held as collateral under the Company’s line of credit agreement (see Note 7). The certificate of deposit is classified as available-for-sale as the sale of such security may be required prior to maturity. At December 31, 2001 and 2002, the fair value of the restricted short-term investment approximated cost.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents, short-term investments and accounts receivable. The Company’s cash equivalents and short-term investments consist of checking and savings accounts, money market accounts and highly liquid debt instruments with three financial institutions. The Company sells products primarily to companies in the United States. The Company does not require collateral or

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

other security to support accounts receivable. To reduce credit risk, management performs ongoing evaluations of its customers’ financial condition.

Inventories

Inventories consist of raw materials, work in process and finished goods, and are stated at the lower of cost (average cost) or market.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives of approximately three to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Intangible and Other Assets

Intangible assets, which represent purchased technology, are stated at cost and amortized using the straight-line method over an estimated useful lives of two to three years.

At December 31, 2002, the Company held approximately 148,000 shares of preferred stock in Cellport Systems, Inc., with a book value of $1,035,000 and which represented approximately seven percent ownership in Cellport Systems, Inc. The Company accounts for this investment using the cost method. During the quarter ended June 30, 2002, it was determined that the investment had experienced a decline in value that was other than temporary. Accordingly, $1,035,000 was expensed in 2002 (see Note 5).

Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carry forwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standards, including American Institute of Certified Public Accountants (AICPA) Statement of Position No. 97-2, Software Revenue Recognition, as amended. The Company earns revenues under service contracts, which generally provide service over periods from two to three years, and from related products sold to customers (for which title passes on delivery). Through December 31, 2002, the Company’s service has been available only through use of its product; such product has no alternative use. Accordingly, service revenue is recognized ratably over the minimum service contract period, which commences upon product installation. In addition, the Company defers product revenue at installation and recognizes it ratably over the minimum service contract period. Product costs (not in excess of the

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

related deferred product revenue) are also deferred and amortized over such period. Allowances for sales returns are recorded at the time product revenue is recognized. Customer payments received prior to installation are recorded as customer deposits.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expenses, were approximately $1,392,000, $1,345,000 and $252,000 in 2000, 2001 and 2002, respectively. Advertising costs consist primarily of ad campaigns, catalog brochures, direct mailings and trade show expenses.

Research and Development Expenses

Research and development expenses are charged to operations as incurred. Such expenses include product development costs and costs related to the Company’s internally developed software systems, which have not met the capitalization criteria of Statement of Position 98-1 (SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. During 2001 and 2002 no research and development costs were capitalized in accordance with SOP 98-1. During 2000 the Company capitalized approximately $869,000 of costs related to internally developed software systems in accordance with SOP 98-1.

Foreign Currency Transactions

The functional currency of the Company’s foreign subsidiary is the U.S. dollar. Accordingly, all monetary assets and liabilities are translated at the current exchange rate at the end of the year, non-monetary assets and liabilities are translated at historical rates and revenues and expenses are translated at average exchange rates in effect during the period. Transaction gains and losses have not been significant to date.

Stock-Based Awards

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements granted at fair market value.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are received.

SFAS No. 123 requires the disclosure of pro forma net income or loss had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Company’s calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. The Company used the following weighted average assumptions:

	Years ended December 31,

	2000	2001	2002

Stock Option Plans:
Risk free interest rate	6.0%	4.5%	3.6%
Expected volatility	95.0%	143.0%	124.0%
Expect life (in years)	5	5	5
Expected dividend	$0.00	$0.00	$0.00
Employee Stock Purchase Plan:
Risk free interest rate	3.74%	2.83%	1.61%
Expected volatility	95.0%	143.0%	124.0%
Expect life (in years)	.5	.5	.5
Expected dividend	$0.00	$0.00	$0.00

If the computed minimum values of the Company’s stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net loss and basic and diluted net loss per share on a pro forma basis (as compared to such items as reported) would have been (in thousands, except per share amounts):

	Years ended December 31,

	2000	2001	2002

Net loss as reported	$(48,823)	$(38,647)	$(14,237)
Less: stock-based employee compensation expense included in reported net loss	10,491	2,957	1,025
Add: stock-based employee compensation expense determined under fair value based method	(6,639)	(7,364)	(8,705)

Pro forma net loss	$(44,971)	$(43,054)	$(21,917)

Basic and diluted net loss per share:
As reported	$(3.48)	$(0.88)	$(0.31)

Pro forma	$(3.21)	$(0.98)	$(0.48)

During the preparation of the Company’s 2002 consolidated financial statements, management determined that the pro forma net loss and pro forma basic and diluted net loss per share for fiscal 2000 and 2001 had been improperly calculated. Accordingly, such pro forma amounts presented above have been revised. These changes did not impact the Company’s consolidated balance sheet, consolidated statement of operations, net loss or net loss per share for any of the periods presented.

Net Loss Per Common Share

Basic net loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company’s net losses.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Certain Significant Risks and Uncertainties

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on its future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products and services or price reductions on current products and services; changes in the overall demand for products and services offered by the Company; market acceptance of the Company’s products and services; development of sales channels; changes in third-party manufacturers; changes in key suppliers; changes in availability of wireless data networks; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risks associated with necessary components; and the Company’s ability to attract and retain employees necessary to support its growth.

Comprehensive Loss

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. At December 31, 2001 and 2002, accumulated other comprehensive loss was zero. At December 31, 2000, accumulated other comprehensive loss was composed of unrealized losses on short-term investments of $10,000.

Segment Reporting

In 2000, 2001 and 2002, the Company operated in a single reportable segment and will evaluate additional segment disclosure requirements as it expands its operations. The Company had no significant revenues from customers outside of the United States in 2000, 2001 and 2002, and had no significant long-lived assets deployed outside the United States at December 31, 2001 and 2002.

Derivative Instruments and Hedging Activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 became effective for the Company on January 1, 2001. The adoption of this statement did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards

In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of this statement did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally EITF Issue No. 94-3. The Company is required to adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of the Company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 effective December 31, 2002. As the Company did not have any material guarantees outstanding, the issuance of FIN 45 did not have an effect on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decision with respect to stock-based employee compensation, and requires disclosure about those effects in both annual and interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company does not expect to change to using the fair value based method of accounting for stock-based employee compensation; therefore, adoption of SFAS No. 148 is not expected to have an impact on the financial position, results of operations or cash flows of the Company.

Note 2.     Acquisitions

In April 2000, the Company purchased substantially all assets and certain related liabilities of Differential Connections, Inc. (Differential) for cash of $4,014,000 and 78,923 shares of the Company’s Series D convertible preferred stock with an estimated fair value of $852,000. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Differential since the date of acquisition have been included in the Company’s consolidated financial statements. The total consideration exceeded the fair value of the net tangible assets (liabilities) acquired by approximately $4,969,000, which has been recorded as purchased technology and is being amortized on a straight-line basis over an estimated useful life of three years.

The following unaudited pro forma information shows the results of operations for 2000 as if the Differential purchase had occurred at the beginning of the year. The results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of the respective years presented or of future operations of the combined companies (in thousands, except per share information).

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Year ended
December 31,
2000

Net revenues	$10,743
Net loss	(48,940)
Net loss per share, basic and diluted	$(3.49)

In May 2000, the Company purchased certain assets and related liabilities of Hynet Technologies for 50,000 shares of the Company’s common stock. The net assets purchased had an estimated fair value of $740,000 (including $651,000 of cash and $100,000 of assets held for sale). The Company recorded the value of the common stock at $740,000 based on the monetary assets acquired (including the estimated proceeds from the assets held for sale) net of liabilities assumed.

Note 3.     Inventories

Inventories consist of (in thousands):

	December 31,

	2001	2002

Raw materials	$5,086	$3,183
Work in process	1,022	389
Finished goods	2,288	1,827

	$8,396	$5,399

Note 4.     Property and Equipment

Property and equipment consist of (in thousands):

	December 31,

	2001	2002

Computers and software	$9,153	$9,662
Manufacturing and office equipment	318	289
Furniture and fixtures	392	419
Leasehold improvements	106	105

Total	9,969	10,475
Accumulated depreciation and amortization	(5,069)	(7,975)

Property and equipment, net	$4,900	$2,500

Note 5.     Intangible Assets

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. As the Company does not have any goodwill, only intangible assets are assessed.

During 2002, the Company acquired an additional $83,000 of purchased technology. This intangible asset will be amortized on a straight-line basis over an estimated useful life of two years.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

In connection with adopting SFAS No. 142, we reassessed the useful lives and classification of our identifiable intangible assets and determined that they continued to be appropriate. Information regarding the Company’s intangible assets having a finite life is as follows (in thousands):

	As of December 31, 2001			As of December 31, 2002

	Carrying	Accumulated	Net	Carrying	Accumulated	Net
	Amount	Amortization	Balance	Amount	Amortization	Balance

Purchased technology	$4,969	$(2,898)	$2,071	$5,052	$(4,569)	$483

Amortization expense for intangible assets was $1,656,000, $1,656,000 and $1,670,000 for 2000, 2001 and 2002, respectively. The estimated amortization for years subsequent to December 31, 2002 is as follows:

Amortization
Year ended December 31,	Expense

2003	$456
2004	27

Total	$483

Note 6.     Accrued Liabilities

Accrued liabilities consist of (in thousands):

	December 31,

	2001	2002

Accrued compensation and related benefits	$2,042	$1,655
Accrued installation charges	557	530
Other accrued expenses	1,527	1,685

Total	$4,126	$3,870

Note 7.     Line of Credit

The Company has a $2,000,000 revolving line of credit agreement that expires on November 30, 2003. The line of credit provides for issuance of letters of credit of up to $2,000,000. Borrowings bear interest at the restricted certificate of deposit rate plus 2 percent (2.8 percent at December 31, 2002) and are collateralized by a restricted certificate of deposit (see Note 1). There are two letters of credit outstanding under this revolving line of credit at December 31, 2002 totaling $733,735. The two letters of credit expire on December 31, 2003. There were no borrowings against the line of credit at December 31, 2002.

Note 8. Stockholders’ Equity

Initial Public Offering of Stock

On September 28, 2000, the Company completed the sale of 7,000,000 shares of common stock in an underwritten initial public offering at a price of $9.00 per share. Offering proceeds to the Company, net of the underwriting discount and aggregate expenses of approximately $6,159,000, were approximately $56,841,000. Simultaneously with the closing of the initial public offering, all of the

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Company’s outstanding convertible preferred stock were converted into shares of common stock at a conversion ratio of 1-to-1.

In connection with the initial public offering, the Company authorized an undesignated class of preferred stock of 10,000,000 shares. The preferred stock may be issued from time to time in one or more series. The board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions of such preferred stock. No shares were outstanding at December 31, 2001 or 2002.

Employee Stock Purchase Plan

In 2000, the Company adopted the 2000 Employee Stock Purchased Plan (the ESPP) under which a total of 450,000 shares of common stock were reserved for issuance. The number of shares reserved for issuance under the ESPP will automatically increase on the first day of each year beginning in 2001 and ending 2010 by an amount equal to the lesser of 900,000 shares or two percent of the total shares outstanding on the last day of the preceding year. Under the ESPP, shares of common stock will be sold to employees at a price not less than 85 percent of the lower of fair market value at the beginning of the two-year offering period or the end of the six-month purchase periods. In 2001, 367,579 shares were issued at a weighted average price of $1.8275 per share under this plan. In 2002, 553,401 shares were issued at a weighted average price of $1.983 per share under this plan. At December 31, 2002, 429,020 shares of common stock were reserved for issuance under the plan.

Stock Option Plans

In 2000, the Company adopted the 2000 Stock Option Plan (the 2000 Option Plan). A total of up to 5,703,478 shares are reserved for issuance under the 2000 Option Plan at December 31, 2002. In addition, up to 9,825,000 shares, if available for grant under the 1996 Stock Option Plan will be granted under the 2000 Option Plan. The number of shares reserved under the 2000 Option Plan will automatically be increased on the first day of each of the fiscal years beginning 2001 and ending 2010 in an amount equal to the lesser of 2,500,000 shares or four percent of the shares outstanding on the last day of the preceding year. These options generally expire ten years from date of grant and generally vest in installments over a four-year period.

In 2000, the Company adopted the 2000 Directors’ Stock Option Plan (the Directors’ Plan). A total of up to 1,200,000 shares of common stock are reserved for issuance under the Directors’ Plan at the fair market value at the grant date. Under the Directors’ Plan, each individual who first becomes a non-employee director after the effective date of the Directors’ Plan will receive an automatic initial grant of an option to purchase 40,000 shares. These initial grants generally vest in installments over a four-year period. The Directors’ Plan also provides for automatic annual grants of options to purchase 10,000 shares of common stock on the date of each annual meeting of the Company’s stockholders to each non-employee director who has served on the board for at least six months prior to the meeting. The automatic grants to purchase 10,000 shares generally vest in installments over a one-year period. Options granted under the Directors’ Plan have a term of 10 years from the date of grant.

Under the Company’s 1996 Stock Option Plan, the Board of Directors is authorized to grant to employees, officers, directors and consultants up to 11,326,125 shares of common stock. These options generally expire in 10 years from the date of the grant and generally vest in installments over a four-year period.

Stock Purchase Rights

In 1999, the Company granted to employees purchase rights for 525,000 shares of common stock at $1.33 per share. None of these shares are subject to repurchase by the Company.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

A summary of option and stock purchase right activity is as follows:

		Weighted
	Number of	Average
	Shares	Exercise Price

Outstanding, January 1, 2000 (833,872 exercisable at a weighted average exercise price of $0.69)	4,056,888	$ 0.57
Granted (weighted average fair value of $3.67 per share)	4,598,450	5.79
Exercised	(2,575,860)	0.90
Canceled	(741,093)	5.30

Outstanding, December 31, 2000 (576,993 exercisable at a weighted average exercise price of $0.87)	5,338,385	4.25
Granted (weighted average fair value of $2.29 per share)	3,678,605	2.53
Exercised	(387,226)	0.73
Canceled	(1,765,643)	5.36

Outstanding, December 31, 2001(1,562,775 exercisable at a weighted average exercise price of $3.41)	6,864,121	3.24
Granted (weighted average fair value of $4.59 per share)	2,542,250	5.41
Exercised	(788,054)	1.64
Canceled	(749,404)	3.94

Outstanding, December 31, 2002	7,868,913	$ 4.04

During the preparation of the Company’s 2002 consolidated financial statements, management determined that the weighted average fair value per share for options granted in fiscal 2000 and 2001 had been improperly calculated. Accordingly, such weighted average values presented above have been revised.

At December 31, 2002, an aggregate of 2,307,567 shares were available for future grant under the 2000 Option Plan and the Directors’ Plan.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Additional information regarding options and stock purchase rights outstanding as of December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise	Number	Exercise
Exercise price	Number	Life (Years)	Price	Exercisable	Price

$ 0.07—$ 0.67	621,255	6.43	$0.47	501,165	$0.43
1.33— 1.97	1,512,868	7.83	1.54	992,596	1.52
2.00— 2.13	1,471,958	8.60	2.01	419,035	2.01
3.20— 3.85	560,000	8.68	3.63	167,708	3.69
4.00— 4.75	862,732	9.08	4.46	192,942	4.17
5.04— 5.69	1,158,950	9.50	5.10	55,038	5.41
6.05— 7.80	466,750	9.42	6.65	23,000	7.07
8.00— 10.00	1,214,400	7.73	9.30	654,991	9.41

$ 0.07—$10.00	7,868,913	8.39	$4.04	3,006,475	$3.53

Stock Compensation

In 1999 and 2000, the Company issued options and purchase rights to employees having a fair value greater than the related exercise price. These options and purchase rights totaled 7,045,125 and 1,264,875 shares of common stock at a weighted average exercise price of $0.59 and $2.28, respectively. The weighted average fair value of the common stock at the time the options were issued was $2.95 and $9.27 per share in 1999 and 2000, respectively. Accordingly, the Company recorded approximately $15,842,000 and $8,830,000 as the value of such options in 1999 and 2000, respectively. Stock compensation of $10,491,000, $2,957,000 and $1,025,000 was amortized to expense in 2000, 2001 and 2002, respectively. At December 31, 2001 and 2002, the Company had $2,318,000, and $491,000 in deferred compensation related to employee options, respectively.

In 1999, 2000, 2001, and 2002, the Company issued non-statutory common stock options to consultants to purchase 147,200, 204,550, 12,500 and 2,750 shares of common stock, of which options to purchase 170,000, 149,250 and 80,125 shares of common stock were outstanding at December 31, 2000, 2001 and 2002, respectively. Accordingly, the Company recorded $1,196,000, $85,000, and $15,000, as the fair value of such options at December 31, 2000, 2001 and 2002, respectively. Stock compensation expense of $1,173,000, $84,000 and $40,000 was recognized as a result of issuing these options in 2000, 2001 and 2002, respectively. The fair value attributed to the unvested portion of these options is subject to adjustment based upon the future value of the Company’s common stock. The fair values of these options were determined at the date of vesting using the methods specified by SFAS 123 with the following weighted average assumptions: expected life, ten years in 2000, 2001 and 2002; risk-free interest rate, 6 percent in 2000, 4.5 percent in 2001 and 3.6 percent in 2002; volatility of, 95 percent in 2000, 143 percent in 2001 and 124 percent in 2002; and no dividends during the expected term. Forfeitures are recognized as they occur.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Common Stock

At December 31, 2002, the Company has reserved shares of common stock for issuance as follows:

Issuance under stock option plans	10,176,480
Issuance under ESPP	429,020

10,605,500

Receivable from Sales of Stock

At December 31, 2002, notes receivable from stockholders representing notes receivable from certain officers and other employees of the Company were composed of (dollars in thousands, except per share amounts):

		Stock Purchased

Issue date	Amount	Number	Per Share	Interest Rate

December 1999	$570	427,500	$1.33	6.11%
December 1999	598	897,500	0.67	6.11%
December 1999	15	230,000	0.07	6.11%
January 2000	100	75,000	1.33	6.12%
March 2000	500	375,000	1.33	6.46%
March 2000	170	42,500	4.00	6.46%
April 2000	80	N/A	N/A	6.60%
January 2001	35	52,250	0.67	5.53%

	$2,068	2,099,750

These full recourse notes are secured by common stock and generally are due five years from the issue dates. The April 2000 loan represents a cash loan secured by the shares of stock previously purchased by an officer. The stock sold in connection with certain of these notes and other stock sales for cash are subject to repurchase by the Company at the original issuance price; this right generally lapses over a four-year period subject to continued employment. At December 31, 2002, 384,540 shares of common stock were subject to this repurchase right.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Note 9.     Net Loss Per Share

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands, except per share amounts):

	Years ended December 31,

	2000	2001	2002

Net loss (numerator), basic and diluted	$(48,823)	$(38,647)	$(14,237)

Shares (denominator):
Weighted average common shares outstanding	18,071	46,219	47,047
Weighted average common shares outstanding subject to repurchase	(4,045)	(2,327)	(913)

Shares used in computation, basic and diluted	14,026	43,892	46,134

Net loss per share, basic and diluted	$(3.48)	$(0.88)	$(0.31)

For the above-mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

	Years ended December 31,

	2000	2001	2002

Shares of common stock subject to repurchase	3,215,471	1,562,891	384,540
Outstanding options and stock purchase rights	5,338,385	6,864,121	7,868,913
Weighted average exercise price of options and stock purchase rights	$4.25	$3.24	$4.04

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Note 10.     Commitments and Contingencies

Lease Commitments

The Company leases its principal facilities under noncancelable operating leases expiring through December 2005. Future minimum rental payments under operating leases are as follows (in thousands):

Operating
Year ending December 31,	Leases

2003	$1,444
2004	1,489
2005	773

Total minimum lease payments	$3,706

Rent expense was approximately $984,000, $1,563,000 and $1,312,000 (net of sublease income of approximately $203,000, $79,000 and $72,000) for 2000, 2001 and 2002, respectively. Certain of the leases provide for escalating rental payments over the lease period. Rent expense is recognized on a straight-line basis over the term of the leases. Deferred rent represents the difference between rental payments and rent expense recognized. Current deferred rent is included in accrued liabilities, with the long-term portion being included in other long-term liabilities.

Purchase Commitments

At December 31, 2002, the Company had noncancelable inventory purchase commitments totaling approximately $1,945,000.

Contingencies

In the third quarter of 2002, AT&T Wireless announced that it expects to cease operating its Cellular Digital Packet Data network by June 30, 2004. The Company is currently in discussions with AT&T Wireless and other wireless carriers to minimize any disruption of the provision of its services to subscribers. On or about the actual termination date of AT&T Wireless’ Cellular Digital Packet Data network and where possible, certain affected subscribers would be transferred to alternate Cellular Digital Packet Data networks without a change to the hardware platform then used by those subscribers. However, the Company estimates that as of June 30, 2004 the Company will have 12,000 subscribers in their initial contract periods that are then using AT&T Wireless’ Cellular Digital Packet Data network and that would need to use an alternate wireless protocol to continue to use its services. To use an alternate wireless protocol, existing hardware platforms would have to be replaced for these subscribers. The Company does not expect to realize a loss on the sale of these replacement hardware platforms. While there is no assurance, the Company does not expect that the termination of AT&T Wireless’ Cellular Digital Packet Data network will have a material adverse impact on its financial results.

Note 11.     Restructuring of Operations

During 2001, the Company adopted a formal plan to reduce operating costs in response to a general downturn in the economy. In connection with these actions, a pre-tax restructuring charge of approximately $218,000 (net of reversals in 2001 of $30,000) was recorded in 2001. The principal actions of the plan involved reducing the number of employees by approximately 11 percent. All areas

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

of the Company were affected by the reduction of 29 employees. The restructuring expense was composed of severance and related costs. The total restructuring expense paid in 2001 was $218,000.

Note 12.     Income Taxes

Only minimum state income and franchise taxes were provided for any of the years presented due to the Company’s net losses.

The Company’s effective tax rate differs from the expected benefit at the federal statutory tax rate for the years ended December 31 as follows:

	2000	2001	2002

Federal statutory rate	(35.00)%	(35.00)%	(35.00)%
State taxes, net of federal benefit	(2.60)	(4.84)	(6.14)
Non-deductible stock compensation charges	8.40	2.78	2.61
Research and development credits	(1.00)	(0.56)	(2.72)
Other	(1.20)	(2.22)	(1.04)
Valuation allowance	29.00	39.84	42.29

Effective tax rate	—%	—%	—%

Net deferred tax assets at December 31 consist of (in thousands):

	2001	2002

Net operating loss carry forwards	$28,791	$34,815
Credit carry forwards	2,567	3,016
Accruals and reserves recognized in different periods	3,381	4,115

Total gross deferred tax assets before valuation allowance	34,739	41,946
Valuation reserve	(34,739)	(41,946)

Net deferred tax asset	$—	$—

At December 31, 2002, the Company had federal and state net operating loss (NOL) carry forwards of approximately $91,408,000 and $36,423,000, respectively. The federal NOL carry forwards expire through 2022, while the state NOL carry forwards expire through 2012.

At December 31, 2002, the Company also has federal and state research credits of approximately $1,723,000 and $1,293,000, respectively. The federal tax credit carry forward expires through 2022. The state tax credit carry forward has no expiration.

Current federal and California tax law includes provisions limiting the annual use of net operating loss and credit carry forwards in the event of certain defined changes in stock ownership. The Company’s capitalization described herein may have resulted in such a change. Accordingly, the annual use of the Company’s net operating loss and credit carry forwards would be limited according to these provisions. Management has not yet determined the extent of such limitation. Such limitation may result in the loss of carry forward benefits due to their expiration.

At Road, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002—(Continued)

Note 13.     Related Party Transactions

The Company purchased approximately $2,779,000 in 2000, $3,007,000 in 2001 and $1,892,000 in 2002, of inventory from a stockholder. At December 31, 2001 and 2002, approximately $40,000 and $198,000, respectively, owed to the stockholder was included in accounts payable.

Note 14.     Employee Benefit Plan

The Company sponsors a 401(k) Saving and Retirement Plan (the Plan) for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1 percent and 15 percent of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the years presented.

Note 15.     Quarterly Financial Data (unaudited) (in thousands except per share amounts)

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2001	2001	2001	2001	2002	2002	2002	2002

Consolidated Statements of Operations Data:
Total revenues	$5,114	$6,193	$7,530	$8,613	$9,700	$10,458	$11,316	$12,946
Loss from operations	(13,216)	(11,140)	(9,510)	(7,420)	(5,455)	(3,432)	(2,969)	(2,189)
Net loss	$(12,159)	$(10,351)	$(8,993)	$(7,144)	$(5,210)	$(4,247)	$(2,763)	$(2,017)

Basic and diluted net loss per share	$(0.28)	$(0.24)	$(0.20)	$(0.16)	$(0.12)	$(0.09)	$(0.06)	$(0.04)

Shares used in calculating basic and diluted net loss per share	42,890	43,798	44,213	44,668	45,287	45,904	46,355	46,990

At Road, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except share and par value amounts)
(unaudited)

	December 31,	March 31,
	2002	2003

Assets
Current assets:
Cash and cash equivalents	$35,659	$36,988
Restricted short-term investments	2,241	2,245
Accounts receivable, net	7,407	6,563
Inventories	5,399	4,746
Deferred product costs and other current assets	9,937	10,869

Total current assets	60,643	61,411
Property and equipment, net	2,500	1,882
Deferred product costs, intangibles and other assets	7,407	7,820

Total assets	$70,550	$71,113

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,408	$3,705
Accrued liabilities	3,870	3,380
Deferred revenue and customer deposits	7,594	8,832

Total current liabilities	14,872	15,917
Deferred revenue	5,321	5,697
Other long-term liabilities	190	154

Total liabilities	20,383	21,768
Stockholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, shares issued and outstanding: none at December 31, 2002 and March 31, 2003	—	—
Common stock, $0.0001 par value, 250,000,000 shares authorized, shares issued and outstanding: at 47,747,156 December 31, 2002 and 47,950,588 at March 31, 2003	170,610	170,868
Deferred stock compensation	(491)	(294)
Notes receivable from stockholders	(2,068)	(2,042)
Accumulated deficit	(117,884)	(119,187)

Total stockholders’ equity	50,167	49,345

Total liabilities and stockholders’ equity	$70,550	$71,113

See notes to condensed consolidated financial statements.

At Road, Inc.

Condensed consolidated statements of operations

(In thousands, except per share amounts)
(unaudited)

	Three Months ended
	March 31,

	2002	2003

Revenues:
Service	$7,251	$10,603
Product	2,449	3,138

Total revenues	9,700	13,741

Costs and expenses:
Cost of service revenue	3,209	3,792
Cost of product revenue	3,954	4,637
Sales and marketing	2,998	2,597
Research and development	1,586	1,336
General and administrative	2,933	2,218
Intangibles amortization	414	424
Stock compensation(*)	61	192

Total costs and expenses	15,155	15,196

Loss from operations	(5,455)	(1,455)
Other income (expense), net:
Interest income	245	152
Interest expense	(6)	(4)
Other income (expense), net	6	4

Total other income (expense), net	245	152

Net loss	$(5,210)	$(1,303)

Basic and diluted net loss per share	$(0.12)	$(0.03)

Shares used in calculating basic and diluted net loss per share	45,287	47,577

(*)Stock compensation:
Cost of service revenue	$2	$5
Cost of product revenue	31	10
Sales and marketing	17	5
Research and development	104	35
General and administrative	(93)	137

Total	$61	$192

See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Stockholders’ Equity
For the Three Months ended March 31, 2002 and 2003
and the Nine Months ended December 31, 2002
(In thousands, except share amounts)
(unaudited)

				Notes
	Common Stock			Receivable
			Deferred Stock	from	Accumulated	Stockholders’
	Shares	Amount	Compensation	Stockholders	Deficit	Equity

BALANCES, January 1, 2002	46,499,451	$169,148	$(2,342)	$(2,748)	$(103,647)	$60,411
Net loss					(5,210)	(5,210)
Exercise of stock options	306,559	412				412
Collection of notes receivable from stockholders				185		185
Repurchase of common stock through cancellation of notes receivable	(93,750)	(126)		126		—
Deferred stock compensation		52	(52)			—
Reversal of deferred stock compensation due to employee terminations		(739)	739			—
Amortization of deferred stock compensation	—	—	61	—	—	61

BALANCES, March 31, 2002	46,712,260	168,747	(1,594)	(2,437)	(108,857)	55,859
Net loss					(9,027)	(9,027)
Shares issued under employee stock purchase plan	553,401	1,098				1,098
Exercise of stock options	481,495	864		369		1,233
Deferred stock compensation		(37)	37			—
Reversal of deferred stock compensation due to employee terminations		(62)	62			—
Amortization of deferred stock compensation	—	—	1,004	—	—	1,004

BALANCES, December 31, 2002	47,747,156	170,610	(491)	(2,068)	(117,884)	50,167
Net loss					(1,303)	(1,303)
Exercise of stock options	203,432	263				263
Collection of notes receivable from stockholders				26		26
Deferred stock compensation		5	(5)			—
Reversal of deferred stock compensation due to employee terminations		(10)	10			—
Amortization of deferred stock compensation	—	—	192	—	—	192

BALANCES, March 31, 2003	47,950,588	$170,868	$(294)	$(2,042)	$(119,187)	$49,345

Total comprehensive loss for the three months ended March 31, 2002, and 2003 and the nine months ended December 31, 2002 is equal to the net loss in each respective period.

See notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

(In thousands)
(unaudited)

	Three Months ended
	March 31,

	2002	2003

Cash flows from operating activities:
Net loss	$(5,210)	$(1,303)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,177	1,142
Loss on disposal of property and equipment	—	4
Amortization of deferred stock compensation	61	192
Provision for inventory reserves	198	60
Provision for bad debts and sales returns	718	43
Change in assets and liabilities
Accounts receivable	(1,081)	801
Inventories	15	593
Deferred product costs	238	(1,762)
Prepaid expenses and other	(99)	21
Accounts payable	88	297
Accrued and other liabilities	255	(526)
Deferred revenue and customer deposits	107	1,614

Net cash provided by (used in) operating activities	(3,533)	1,176

Cash flows from investing activities:
Purchase of property and equipment	(195)	(104)
Purchase of restricted short-term investments	(6)	(4)
Other assets	(9)	(28)

Net cash used in investing activities	(210)	(136)

Cash flows from financing activities:
Proceeds from sale of common stock	412	263
Proceeds from payments on notes receivable issued to stockholders	185	26

Net cash provided by financing activities	597	289

Net increase (decrease) in cash and cash equivalents	(3,146)	1,329
Cash and cash equivalents:
Beginning of period	40,164	35,659

End of period	$37,018	$36,988

Non-cash investing and financing activities:
Deferred stock compensation	$52	$5

Reversal of deferred stock compensation	$739	$10

Repurchase of common stock through cancellation of notes receivable	$126	$—

See notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2002 and 2003 (unaudited)

Note 1—Basis of Presentation

The accompanying condensed consolidated financial statements were prepared by At Road, Inc., without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures which are made are adequate to make the information presented not misleading. In the opinion of management, the financial statements include all adjustments necessary to fairly present the financial condition, results of operations, and cash flows for such periods. Results of operations for the periods presented are not necessarily indicative of results for any other interim period or for the full year. These condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2002.

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation. These reclassifications had no effect on net loss or stockholders’ equity.

Note 2—Basic and Diluted Net Loss per Share

Basic and diluted net loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period (excluding shares subject to repurchase). Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods, as their effect would be antidilutive.

The following is a reconciliation of the denominators used in calculating basic and diluted net loss per share (in thousands):

	Three Months
	ended March 31,

	2002	2003

Weighted average common shares outstanding	46,607	47,876
Weighted average common shares outstanding subject to repurchase	(1,320)	(299)

Shares used in computation, basic and diluted	45,287	47,577

The total number of options and restricted stock subject to repurchase excluded from the diluted net loss per share computation for the three months ended March 31, 2002 and 2003 were as follows (in thousands):

	Three Months
	ended March 31,

	2002	2003

Shares of common stock subject to repurchase	1,152	209
Outstanding options	6,616	8,018

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2002 and 2003 (unaudited)—(Continued)

Note 3—Balance Sheet Items

Inventories consist of raw materials, work in process and finished goods, and are stated at the lower of cost (average cost) or market and consist of the following (in thousands):

	December 31,	March 31,
	2002	2003

Raw materials	$3,183	$2,675
Work in process	389	293
Finished goods	1,827	1,778

Total	$5,399	$4,746

Deferred product costs and other current assets consist of the following (in thousands):

	December 31,	March 31,
	2002	2003

Current deferred product costs	$8,694	$9,647
Prepaid expenses and other	1,243	1,222

Total	$9,937	$10,869

Deferred product costs, intangibles, and other assets consist of the following (in thousands):

	December 31,	March 31,
	2002	2003

Purchased technology	$483	$59
Non-current deferred product costs	6,166	6,975
Other	758	786

Total	$7,407	$7,820

Deferred revenue and customer deposits consist of the following (in thousands):

	December 31,	March 31,
	2002	2003

Deferred revenue	$7,155	$7,395
Customer deposits	439	1,437

Total	$7,594	$8,832

Note 4—Stock-Based Awards

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements granted at fair market value.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling,

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2002 and 2003 (unaudited)—(Continued)

Goods or Services, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are received.

SFAS No. 123 requires the disclosure of pro forma net income or loss had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company’s calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. The Company used the following weighted average assumptions:

	For the Three Months
	ended March 31,

	2002	2003

Stock Option Plans:
Risk free interest rate	3.6%	2.78%
Expected volatility	124.0%	119.0%
Expect life (in years)	5	5
Expected dividend	$0.00	$0.00

If the computed minimum values of the Company’s stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net loss and basic and diluted net loss per share on a pro forma basis (as compared to such items as reported) would have been (in thousands, except per share amounts):

	For the Three Months
	ended March 31,

	2002	2003

Net loss as reported	$(5,210)	$(1,303)
Less: stock-based employee compensation expense included in reported net loss	11	186
Add: stock-based employee compensation expense determined under fair value based method	(1,642)	(1,792)

Pro forma net loss	$(6,841)	$(2,909)

Basic and diluted net loss per share:
As reported	$(0.12)	$(0.03)

Pro forma	$(0.15)	$(0.06)

Note 5—Intangible Assets

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. As the Company does not have any goodwill, only specifically identifiable intangible assets are assessed.

In October 2002, the Company completed the acquisition of an additional $83,000 of purchased technology. This intangible asset is being amortized on a straight-line basis over an estimated useful life of two years.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2002 and 2003 (unaudited)—(Continued)

Information regarding the Company’s intangible assets is as follows (in thousands):

	At December 31, 2002			At March 31, 2003

	Carrying	Accumulated		Carrying	Accumulated
	Amount	Depreciation	Net	Amount	Depreciation	Net

Purchased technology	$5,052	$(4,569)	$483	$5,052	$(4,993)	$59

For the three months ended March 31, 2002 and 2003, amortization of purchased technology was $414,000 and $424,000, respectively. As of March 31, 2003, the estimated amortization is as follows:

Amortization
Year ended December 31,	Expense

2003	$32
2004	27

Total	$59

Note 6—Segment Reporting

In the three months ended March 31, 2002 and 2003, the Company operated in a single reportable segment. The Company plans to evaluate additional segment disclosure requirements as it expands its operations. The Company had no significant revenues from customers outside of the United States in the three months ended March 31, 2002 and 2003 and had no significant long-lived assets deployed outside the United States at March 31, 2003.

Note 7—Recently Issued Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 effective December 31, 2002. As the Company did not have any material guarantees outstanding, the issuance of FIN 45 did not have an effect on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decision with respect to stock-based employee compensation, and requires disclosure about those effects in both annual and interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company does not expect to change to using the fair value based method of accounting for stock-based employee compensation; therefore, adoption of SFAS No. 148 is not expected to have an impact on the financial position, results of operations or cash flows of the Company.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2002 and 2003 (unaudited)—(Continued)

Footnote 8—Contingencies

In the third quarter of 2002, AT&T Wireless announced that it expects to cease operating its Cellular Digital Packet Data network by June 30, 2004. The Company is currently in discussions with AT&T Wireless and other wireless carriers to minimize any disruption of the provision of its services to subscribers. On or about the actual termination date of AT&T Wireless’ Cellular Digital Packet Data network and where possible, certain affected subscribers would be transferred to alternate Cellular Digital Packet Data networks without a change to the hardware platform then used by those subscribers. However, the Company estimates that as of June 30, 2004 the Company will have 11,000 subscribers in their initial contract periods that are then using AT&T Wireless’ Cellular Digital Packet Data network and that would need to use an alternate wireless protocol to continue to use its services. To use an alternate wireless protocol, existing hardware platforms would have to be replaced for these subscribers. The Company does not expect to realize a loss on the sale of these replacement hardware platforms. While there is no assurance, the Company does not expect that the termination of AT&T Wireless’ Cellular Digital Packet Data network will have a material adverse impact on its financial results.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market fee for listing additional shares.

Amount
to be paid

SEC registration fee	$6,870
NASD filing fee	9,000
Nasdaq National Market fee	10,000
Printing	80,000
Legal fees and expenses	150,000
Accounting fees and expenses	125,000
Transfer Agent and Registrar fees	6,000
Miscellaneous fees and expenses	63,130

Total	$450,000

Item 15.     Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Articles Twelve and Thirteen of the registrant’s certificate of incorporation and Article VI of the registrant’s bylaws provide for indemnification of the registrant’s directors, officers, employees and other agents to the maximum extent permitted by Delaware law, as it may be amended from time to time. In addition, the registrant has entered into Indemnification Agreements with its officers and directors to provide the maximum protection permitted by Delaware law as it may be amended from time to time. The registrant also maintains directors’ and officers’ liability insurance. The Underwriting Agreement also provides for cross-indemnification among the registrant, the selling stockholders and the underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 16.     Exhibits and financial statement schedules

(a)     Exhibits

Number	Description

1.1*	Form of Underwriting Agreement.
4.1**	Specimen Stock Certificate.
5.1	Opinion of Venture Law Group, A Professional Corporation, regarding the legality of the Common Stock being registered.
23.1	Independent Auditors’ Consent.
23.2	Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1).
24.1	Power of Attorney (see Page II-4).

*	To be filed by amendment.

**	Incorporated by reference to registrant’s registration statement on Form S-1 (File No. 333-41372) initially filed with the SEC on July 13, 2000.

Item 17.     Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on June 27, 2003.

At Road, Inc.

By:	/s/ KRISH PANU

Krish Panu
President and Chief Executive Officer

Date: June 27, 2003

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Krish Panu and Thomas C. Hoster, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

/s/ KRISH PANU Krish Panu	Chairman of the Board of Directors, President and Chief Executive Officer	June 27, 2003

/s/ THOMAS C. HOSTER Thomas C. Hoster	Senior Vice President, Finance and Administration and Chief Financial Officer	June 27, 2003

/s/ KRIS CHELLAM Kris Chellam	Director	June 27, 2003

/s/ CHARLES E. LEVINE Charles E. Levine	Director	June 27, 2003

/s/ STUART G. PHILLIPS Stuart G. Phillips	Director	June 27, 2003

/s/ T. PETER THOMAS T. Peter Thomas	Director	June 27, 2003

Exhibit index

Number		Description

1.1*		Form of Underwriting Agreement.
4.1*	*	Specimen Stock Certificate.
5.1		Opinion of Venture Law Group, A Professional Corporation, regarding the legality of the Common Stock being registered.
23.1		Independent Auditors’ Consent.
23.2		Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1).
24.1		Power of Attorney (see Page II-4).

*	To be filed by amendment.

**	Incorporated by reference to registrant’s registration statement on Form S-1 (File No. 333-41372) initially filed with the SEC on July 13, 2000.